UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the securities Exchange Act of 1934
                               (Amendment No. 2)*


                              OraLabs Holding Corp.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    684029200
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                                 (CUSIP Number)

                Douglas B. Koff, Esq., Koff, Corn & Berger, P.C.
           303 E. 17th Ave., Ste. 940, Denver, CO 80203 (303) 861-1166
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                February 23, 2005
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check
the following box   |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover letter.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




SEC 1746 (11-03)    Persons  who  respond  to  the   collection  of  information
                    contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 684029200
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     1.   Names  of  Reporting  Persons.  I.R.S.  Identification  Nos.  of above persons (entities only).

          Gary H. Schlatter
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     2.   Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)  .................................................................


          (b)  .................................................................
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     3.   SEC Use Only..........................................................
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     4.   Source of Funds (See Instructions)....OO..............................
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     5.   Check if Disclosure of Legal Proceedings is Required Pursuant to Items
          2(d) or 2(e)..........................................................
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     6.   Citizenship or Place of Organization..USA.............................
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Number of Shares   7.      Sole Voting Power..............3,629,350.............
Bene-ficially by   -------------------------------------------------------------
Owned by Each      8.      Shared Voting Power............100,000...............
Reporting Person   -------------------------------------------------------------
With               9.      Sole Dispositive Power.........3,629,350.............
                   -------------------------------------------------------------
                   10.     Shared Dispositive Power.......100,000...............
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     11.  Aggregate Amount Beneficially Owned by Each Reporting
          Person........3,729,350...............................................
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     12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
          Instructions).........................................................
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     13.  Percent of Class Represented by Amount in Row (11)......79.47%........
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     14.  Type of Reporting Person (See Instructions)

          .....................................IN...............................
          ......................................................................
          ......................................................................
          ......................................................................
          ......................................................................
          ......................................................................


                                     2 of 4

                       INFORMATION SHEET FOR SCHEDULE 13D

Item No. 1     Security and Issuer. The class of equity securities to which this statement  relates is common stock of OraLabs  Holding Corp. (the
               "Company"). The principal executive offices of the Company are located at 18685 E. Plaza Drive, Parker, Colorado 80134.

Item No. 2     Identity  and  Background.  (a) Gary H.  Schlatter;  (b) 18685 E.
               Plaza Drive, Parker,  Colorado 80134; (c) Mr. Schlatter's present principal  occupation  is  the  chief  executive  officer  of the
               Company,  whose principal business is the manufacture and sale of breath  products and lip balm products;  (d) During the last five years,  Mr.  Schlatter  has  not  been  convicted  in a  criminal
               proceeding    (excluding    traffic    violations    or   similar
               misdemeanors); (e) During the last five years, Mr. Schlatter was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; (f) Mr. Schlatter is a citizen of the United States.

Item No. 3     Source and Amount of Funds or Other Consideration.  Under a Stock
               Exchange  Agreement  entered into between  OraLabs Holding Corp.,
               NVC Lighting Investment Holdings Limited ("NVC"), and the owners of NVC, Mr. Schlatter agreed that if closing of the transactions contemplated in the Stock Exchange Agreement occurs, all of the shares owned by Mr. Schlatter individually in OraLabs Holding
               Corp. would be redeemed by the Company and the Company would transfer to Mr. Schlatter all of the Company's shares that it owns in its wholly-owned subsidiary, OraLabs, Inc. This Schedule
               13D is not being filed with respect to any proposed acquisition of shares of OraLabs Holding Corp. by the undersigned, but rather is being filed with respect to certain contracts described in
               Item 6 below.

Item No. 4     Purpose of Transaction.  The purpose of the proposed  transaction is not for the  acquisition  of any  securities of the Company by the  undersigned.  If the  transactions  described  in the  Stock
               Exchange  Agreement  are  consummated,   it  would  result  in  a
               reorganization of the Company under which: (a) the business of the Company would be that of NVC rather than that of OraLabs, Inc., the Company's subsidiary, and the business previously conducted by OraLabs would be wholly-owned by Mr. Schlatter as a private company; (b) substantially all of the assets of the Company, which is the ownership of its wholly-owned subsidiary, would be transferred to Mr. Schlatter and the Company would redeem all of the shares in the Company owned individually by Mr.
               Schlatter; (c) the Company would acquire all of the assets of NVC through its acquisition of ownership of that entity as a wholly-owned subsidiary; (d) all existing board members would resign and a new slate of directors would be elected who were nominated by principals of NVC; and (e) control of the Company would change from Mr. Schlatter to the NVC principals, or their designees, who will acquire approximately 94% of the outstanding shares of the Company.

Item No. 5     Interest in Securities of the Issuer. (a) The aggregate number of securities owned by Mr.  Schlatter is 3,729,350,  which comprises approximately 79.47% of the common stock of the Company and which includes 100,000 shares held in The Schlatter Family Partnership, of which Mr. Schlatter and his wife are general partners; (b) Mr.
               Schlatter  has the sole  power to vote and to direct  the vote of all of the securities  being reported upon except for the 100,000 shares in The Schlatter Family  Partnership,  in which he and his spouse are the  General  Partners  who share  voting  power.  Mr.
               Schlatter  disclaims any beneficial interest in securities of the
               Company  titled in his  spouse's  name and in her  capacity  as a general  partner of The  Schlatter  Family  Partnership,  and the filing of this  schedule  shall not be  construed as an admission that he is, for the  purposes  of  Section  13(d) or 13(g) of the
               Securities  Exchange Act of 1934, as amended,  or otherwise,  the beneficial  owner of such  securities;  (c) Mr. Schlatter did not engage  in any  other  transactions  in the  class of  securities
               reported  on  during  the  past  60  days;   (d)  none;  (e)  not
               applicable.

Item No. 6     Contracts,  Arrangements,  Understandings  or Relationships  with
               Respect to Securities of the Issuer. The Stock Exchange Agreement described above constitutes a contract and arrangement under which Mr. Schlatter has agreed to vote his shares in favor of the transactions contemplated by that Agreement, and specifically but not as a limitation, Mr. Schlatter agrees to vote in favor of the transactions under which OraLabs will acquire the business of NVC, issue shares to NVC principals (or their designees) in an amount equal to approximately 94% of all outstanding shares of the Company, redeem all of the shares of the Company owned individually by Mr. Schlatter, and transfer ownership of the Company's wholly-owned subsidiary to Mr. Schlatter.

Item No. 7     Materials to be Filed as Exhibits.  The Stock Exchange  Agreement
               entered into between the Company, NVC, and NVC Shareholders, and consented to by OraLabs, Inc. and the undersigned, dated February
               23, 2005, is attached hereto as Exhibit 1.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


October 5, 2005
                                         By: /s/ Gary H. Schlatter
                                             -----------------------
                                             Gary H. Schlatter

                                    EXHIBIT 1
                           (STOCK EXCHANGE AGREEMENT)

THE SECURITIES TO BE ISSUED BY ORALABS HOLDING CORP. ("ORALABS") UNDER THIS STOCK EXCHANGE AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "1933 ACT"), IN RELIANCE UPON REGULATION S AND OTHER EXEMPTIONS UNDER THE 1933 ACT. INVESTORS SHOULD BE AWARE THAT THEY MAY BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION OR ANY OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON OR ENDORSED THE MERITS OF THIS OFFERING OR THE ACCURACY OR INADEQUACY OF THIS STOCK EXCHANGE AGREEMENT AND OTHER RELATED DOCUMENTS. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL. THE PERSONS ACQUIRING THE COMMON STOCK OF ORALABS MUST REPRESENT THAT THEY WILL NOT ENGAGE IN ANY HEDGING TRANSACTIONS FOR ONE YEAR UNLESS IN COMPLIANCE WITH THE 1933 ACT.

                            STOCK EXCHANGE AGREEMENT

         THIS STOCK EXCHANGE AGREEMENT (hereinafter referred to as this "Agreement"), is entered into as of this 23 day of February, 2005, by and among OraLabs Holding Corp., a Colorado corporation ("OraLabs"); NVC Lighting Investment Holdings Limited ("NVC"), a company organized in the Hong Kong Special Administrative Region in The People's Republic of China, including its wholly owned subsidiary, NVC Industrial Development Co., Limited ("NVCI"), a company organized as a Sino-foreign joint investment enterprise in Huizhou, Guangdong Province in The People's Republic of China ; and Mr. Chang-Jiang Wu, Mr. Yong-Hong Wu, and Mr. Du Gang listed on Schedule 1(a) to this Agreement, being the only shareholders and sole registered capital owners of NVC ( the "Shareholders"), upon the following premises:

                                    RECITALS

         A. OraLabs is presently a registered public company with the U.S. Securities and Exchange Commission under the Securities Exchange Act of 1934 (File No. 000-23039). OraLabs has a subsidiary, OraLabs, Inc., which is its principal operating company, as well as another subsidiary, O.H. Sub Corp., which has never conducted any business. OraLabs.

         B. The Shareholders of NVC own all of the issued and outstanding registered ordinary shares of NVC (the "NVC Stock") which in turn owns the entire registered capital of NVCI.

         C. The Shareholders of NVC have agreed to transfer to OraLabs, and OraLabs has agreed to acquire, and exchange all of their ownership of the registered ordinary shares of NVC from the Shareholders in exchange for shares representing ninety percent (90%) of the total fully diluted outstanding common stock of OraLabs calculated after this stock exchange and after the completion of the redemption of shares described in Recital D that will be completed immediately following the stock exchange described in this Recital C, subject to and pursuant to the terms and conditions set forth in this Agreement, which percentage may increase up to ninety four percent (94%) as described in Section
1.1 of this Agreement.

         D. Immediately following the stock exchange described in Recital C, OraLabs will redeem all of the shares of common stock of OraLabs owned by Gary
H. Schlatter in his individual name in exchange for the issuance to Gary Schlatter of all of the common stock of OraLabs, Inc., 100% of which is owned by OraLabs, and OraLabs will have no tangible assets or liabilities as of the closing of the stock exchange with NVC.

         E. NVC together with its wholly-owned foreign subsidiary, NVCI, will become wholly-owned subsidiaries of OraLabs upon closing of the stock exchange.

                                    AGREEMENT

         NOW THEREFORE, on the stated premises and for and in consideration of the mutual covenants and agreements hereinafter set forth and the mutual benefits to the parties to be derived herefrom, it is hereby agreed as follows:

                                    ARTICLE I
                                PLAN OF EXCHANGE

         1.1 THE EXCHANGE. At the Closing (as defined in Section 1.3 below), the Shareholders hereby agree to assign, transfer, and deliver to OraLabs, free and clear of all liens, pledges, encumbrances, charges, restrictions, or claims of any kind, nature, or description, their shares of NVC Stock duly endorsed for transfer to OraLabs or accompanied by stock powers executed in blank by the Shareholders, and OraLabs agrees to acquire such shares on such date by issuing and delivering in exchange therefor solely shares of OraLabs common voting stock, par value $.001, which will represent 90% of the fully diluted total issued and outstanding shares of the Common Stock of OraLabs (the "OraLabs Stock") after the issuance of shares to non-employee directors pursuant to
Section 4.16 and completion of the redemption of shares owned by Gary H. Schlatter individually, to be issued to the Shareholders and their designees as listed on Schedule 1(b), in full satisfaction of any right or interest which the Shareholders held in the NVC Stock. The OraLabs Stock will be issued to the Shareholders and their designees with a restrictive legend as set forth in
Section 3.3 hereof. Any fractional shares that will result due to such pro rata distribution will be rounded up to the next highest whole number. As a result of the exchange of the NVC Stock in exchange for the OraLabs Stock, NVC will become a wholly-owned subsidiary of OraLabs and the Shareholders of NVC and its designees will own ninety percent (90%) of the then fully diluted issued and outstanding common stock of OraLabs. At the Closing, OraLabs will redeem all of the shares of Common Stock owned by Gary H. Schlatter in his individual name, in exchange for the issuance of the OraLabs, Inc. common stock described in Recital D.

         There shall be an adjustment to the number of shares to be issued to the Shareholders of NVC as described above from 90% to up to 94% in the event that there is more than $3,380,000 (all references in this Agreement to "$" mean United States dollars) in NVC net after tax income on a consolidated basis based upon generally accepted accounting principles in the United States for its fiscal year ended December 31, 2004, as follows:

         (a) if the consolidated net after-tax profits of NVC is $7,000,000 or more for such fiscal year, then the equity Shareholders of NVC shall be entitled to additional shares of the common stock of OraLabs such that NVC will own 94% of the total outstanding shares of the common stock of OraLabs on a fully diluted basis upon the closing of this Agreement, rather than 90% as provided above; or

         (b) if the consolidated net after-tax profits of NVC is more that $3,380,000 but less than $7,000,000 then the Shareholders of NVC shall be entitled to additional shares of the common stock of OraLabs of up to an additional 3.99% of the total number of shares to be outstanding on the closing of this Agreement, determined by the proportionate difference in net profits of $3,380,000 and $7,000,000; for example, if the net profits of NVC are $5,190,000 for its fiscal year ended December 31, 2004, then the Shareholders of NVC will be entitled to 92% of the total outstanding shares of OraLabs on a fully diluted basis upon the closing of this Agreement, rather than 90% as provided above.

         1.2 ANTI-DILUTION. The number of shares of OraLabs Stock shall be appropriately adjusted to take into account any stock split, stock dividend, reverse stock split, recapitalization, or similar change in the OraLabs common stock, par value $.001, which may occur between the date of the execution of this Agreement and the date of delivery of such shares.

         1.3 CLOSING. The closing ("Closing") of the transactions contemplated by this Agreement shall be thirty (30) days after the mailing date (the "Closing Date") of the Schedule 14A or 14C Proxy Statement or Information Statement to be sent to the shareholders of OraLabs after it has been approved by the U.S. Securities and Exchange Commission ("SEC"), unless extended in writing by the parties. The order of events at the Closing will be as set forth in the Recitals.

         In the event that the Closing is delayed because the proxy or information statement remains subject to review by the SEC, the Closing Date will be extended to accommodate the SEC review process and the time required to thereafter hold a special meeting of the OraLabs shareholders. Notwithstanding the foregoing, if this Agreement does not close by June 30, 2005, either party may terminate this Agreement unless said date is extended under Section 8.1(d).

         1.4 CLOSING EVENTS. At the Closing, each of the respective parties hereto shall execute, acknowledge, and deliver (or shall cause to be executed, acknowledged, and delivered) any and all stock certificates, officers' certificates, opinions, financial statements, schedules, agreements, resolutions, rulings, or other instruments required by this Agreement to be so delivered at or prior to the Closing, including the documents and stock certificates provided in paragraphs 5.2 and 5.3 herein, together with such other items as may be reasonably requested by the parties hereto and their respective legal counsel in order to effectuate or evidence the transactions contemplated hereby. If agreed to by the parties, the Closing may take place through the exchange of documents by efax, fax, email and/or express courier.

                                   ARTICLE II
                REPRESENTATIONS, COVENANTS, AND WARRANTIES OF NVC

         As an inducement to, and to obtain the reliance of, OraLabs, NVC represents and warrants as follows, which representations and warranties will remain accurate at the time of Closing :

         2.1 ORGANIZATION. NVC is a company duly organized, validly existing, and in good standing under the laws of the Hong Kong Special Administrative Region in The People's Republic of China ("PRC"). NVC has the power and is duly authorized, qualified, franchised, and licensed under all applicable laws, regulations, ordinances, and orders of public authorities to own all of its properties and assets and to carry on its business in all material respects as it is now being conducted, including qualification to do business as a foreign corporation in jurisdictions in which the character and location of the assets owned by it or the nature of the business transacted by it requires qualification. The execution and delivery of this Agreement does not, and the consummation of the transactions contemplated by this Agreement in accordance with the terms hereof will not, violate any provision of NVC's organizational documents. NVC has taken all action required by laws, its articles of organization, certificate of business registration, or otherwise to authorize the execution and delivery of this Agreement. NVC has full power, authority, and legal right and has taken all action required by law, and otherwise to consummate the transactions herein contemplated. NVC owns all of the outstanding securities of its wholly-owned subsidiary, NVCI, and does not own, beneficially or of record, any shares of any other corporation. No authorization, approval, consent, or order of, or registration, declaration, or filing with, any court or other governmental body is required in connection with the execution and delivery by NVC of this Agreement and the consummation by NVC of the transactions contemplated hereby.

         2.2 CAPITALIZATION. The authorized capitalization of NVC consists solely of 90,999,998 shares of ordinary stock, par value HK$1, of which 11,000,000 ordinary shares are currently issued and outstanding. All issued and outstanding shares are legally issued, fully paid, and non-assessable and were not issued in violation of the pre-emptive or other rights of any person. NVC has not granted any options, warrants, or other convertible securities.

         2.3  FINANCIAL STATEMENTS.

         (a) Promptly after mutual execution of this Agreement, NVC and its subsidiary, NVCI, will provide to OraLabs their consolidated audited balance sheets at December 31, 2003 and 2002, and the related audited consolidated statements of operations, stockholders' equity and cash flows for the years ended December 31, 2003 and 2002, together with notes to such statements and the opinion of Murrell, Hall, McIntosh & Co., PLLP and Henny Wee & Co., independent certified public accountants, with respect thereto. All of these consolidated financial statements will be included in the NVC Schedules.

         (b) All such consolidated financial statements will have been prepared in accordance with generally accepted accounting principles in the United States. The NVC balance sheets will present fairly as of their date the consolidated financial condition of NVC. NVC and its wholly-owned subsidiary, NVCI, will not have, as of the date of such consolidated balance sheets, except as and to the extent reflected or reserved against therein, any liabilities or obligations (absolute or contingent) which should be reflected in the consolidated balance sheets or the notes thereto, prepared in accordance with generally accepted accounting principles in the United States, and all assets reflected therein will be properly reported and present fairly the value of the assets of NVC and its wholly-owned subsidiary, NVCI, in accordance with such generally accepted accounting principles. The consolidated statements of income, condensed consolidated stockholders' equity, and consolidated cash flows will reflect fairly the information required to be set forth therein by generally accepted accounting principles in the United States.

         (c) NVC will deliver unaudited balance sheets and the related unaudited statements of income, changes in stockholders' equity and cash flow for the year ended December 31, 2004 promptly after execution of this Agreement as well as such statements for each quarter thereafter which shall be delivered to OraLabs not later than 30 days after the end of each quarter, including in each case the notes thereto. Such financial statements and notes will fairly present the financial condition and the results of operations, changes in stockholders' equity, and cash flow of NVC as at the respective dates of and for the periods referred to in such financial statements, all in accordance with generally accepted accounting principles, subject in the case of interim financial statements to normal recurring year-end adjustments (the effect of which will not, individually or in the aggregate, be materially adverse). NVC shall provide such unaudited financial information and pro forma financial information to OraLabs as may be necessary for the Form 8-K current reports, Schedule 14C or proxy statement requirements of the U.S. Securities and Exchange Commission regarding this Agreement and the Closing. NVC will complete and deliver to OraLabs its audit of its consolidated financial statements for its fiscal year ended December 31, 2004, as soon as reasonably possible, but in any event by no later than March 31, 2005.

         (d) NVC and its wholly-owned subsidiary, NVCI, have filed all national, province, and local income tax returns required to be filed by them from inception to the date hereof and all taxes have been paid or are being paid when due. None of such income tax returns have been examined or audited in the PRC. NVC and the Shareholders acknowledge and agree that they are relying solely upon their own analysis of the tax consequences to them and to OraLabs upon completion of the transactions contemplated by this Agreement and are not relying upon OraLabs or any of its officers, directors, attorneys or agents with respect thereto.

         (e) NVC and its wholly-owned subsidiary, NVCI, do not owe any unpaid national, province, county, local, or other taxes (including any deficiencies, interest, or penalties), except for taxes accrued but not yet due and payable, for which NVC and its wholly-owned subsidiary, NVCI, may be liable in their own right or as a transferee of the assets of, or as a successor to, any other corporation or entity. Furthermore, except as accruing in the normal course of business, NVC and its wholly-owned subsidiary, NVCI, do not owe any past due accrued and unpaid taxes to the date of this Agreement.

         (f) The books and records, financial and otherwise, of NVC and its subsidiary, NVCI, are in all material respects complete and correct and have been maintained in accordance with good business and accounting practices.

         (g) NVC and its wholly-owned subsidiary, NVCI, have good and marketable title to their assets and, except as set forth in the NVC Schedules or the consolidated financial statements of NVC or the notes thereto, has no material contingent liabilities, direct or indirect, matured or unmatured.

         (h) The audited consolidated financial statements of NVC for the year ended December 31, 2004 will show not less than $3,380,000 in net after-tax income on a consolidated basis in accordance with generally accepted accounting principles in the United States.

         2.4 INFORMATION. The information concerning NVC set forth in this Agreement and in the NVC Schedules is complete and accurate in all material respects and does not contain any untrue statement of a material fact or omit to state a material fact required to make the statements made, in light of the circumstances under which they were made, not misleading. All information provided by NVC to OraLabs in writing or in any other media form will be in the English language and will be a complete and accurate translation of the other language, if any, in which such information was originally prepared.

         2.5 OPTIONS OR WARRANTS. There are no existing options, warrants, calls, or commitments of any character relating to the authorized and unissued NVC Stock.

         2.6 ABSENCE OF CERTAIN CHANGES OR EVENTS. Except as set forth in this Agreement or the NVC Schedules, as of the most recent NVC consolidated balance sheet, when received:

         (a) except in the normal course of business, there will not be (i) any material adverse change in the business, operations, properties, assets, or condition of NVC and its wholly-owned subsidiary, NVCI; or (ii) any damage, destruction, or loss to NVC and its wholly-owned subsidiary, NVCI (whether or not covered by insurance) materially and adversely affecting the business, operations, properties, assets, or condition of NVC and its wholly-owned subsidiary, NVCI;

         (b) NVC and its wholly-owned subsidiary, NVCI, will not have (i) borrowed or agreed to borrow any funds or incurred, or become subject to, any material obligation or liability (absolute or contingent) not otherwise in the ordinary course of business, and except for capital raised by issuance of debt or equity in a private placement or other capital raising transaction deemed advisable by NVC; (ii) paid any material obligation or liability not otherwise in the ordinary course of business (absolute or contingent) other than current liabilities reflected in or shown on the most recent NVC consolidated balance sheet, and current liabilities incurred since that date in the ordinary course of business; (iii) sold or transferred, or agreed to sell or transfer, any of its assets, properties, or rights not otherwise in the ordinary course of business (except assets, properties, or rights not used or useful in its business which, in the aggregate have a value of less than $1,000,000), or canceled, or agreed to cancel, any debts or claims (except debts or claims which in the aggregate are of a value of less than $1,000,000); (iv) made or permitted any amendment or termination of any contract, agreement, or license to which they are a party not otherwise in the ordinary course of business if such amendment or termination is material, considering the business of NVC and its wholly-owned subsidiary, NVCI; or (v) issued, delivered, or agreed to issue or deliver any stock, bonds or other corporate securities including debentures (whether authorized and unissued or held as treasury stock).

         2.7 TITLE AND RELATED MATTERS. NVC and its wholly-owned subsidiary, NVCI, have good and marketable title to all of their properties, inventory, interests in properties, and assets, real and personal, which will be reflected in the most recent NVC consolidated balance sheet or acquired after that date (except properties, interests in properties, and assets sold or otherwise disposed of since such date in the ordinary course of business), free and clear of all liens, pledges, charges, or encumbrances except:

         (a) as such assets may be affected by laws of the Hong Kong Special Administrative Region and The People's Republic of China;

         (b)      statutory liens or claims not yet delinquent;

         (c) such imperfections of title and easements as do not and will not materially detract from or interfere with the present or proposed use of the properties subject thereto or affected thereby or otherwise materially impair present business operations on such properties; and

         (d) except as set forth in the NVC Schedules, NVC and its wholly-owned subsidiary, NVCI, own, free and clear of any liens, claims, encumbrances, royalty interests, or other restrictions or limitations of any nature whatsoever, any and all properties it is currently constructing and all procedures, techniques, marketing plans, business plans, methods of management, or other information utilized in connection with NVC and its wholly-owned subsidiary's business. Except as set forth in the NVC Schedules, no third party has any right to, and NVC and its wholly-owned subsidiary, NVCI, have not received any notice of infringement of or conflict with asserted rights of others with respect to any product, technology, data, trade secrets, know-how, proprietary techniques, trademarks, service marks, trade names, or copyrights which, singly or in the aggregate, if the subject of an unfavorable decision, ruling, or finding, would have a materially adverse affect on the business, operations, financial condition, income, or business prospects of NVC and its wholly-owned subsidiary, NVCI, or any material portion of its properties, assets, or rights.

         2.8 LITIGATION AND PROCEEDINGS. Except as set forth in the NVC Schedules, there are no actions, suits, proceedings, or investigations pending or, to the knowledge of NVC after reasonable investigation, threatened by or against NVC and its wholly-owned subsidiary, NVCI, or affecting NVC and its wholly-owned subsidiary, NVCI, or their properties, at law or in equity, before any court or other governmental agency or instrumentality, domestic or foreign, or before any arbitrator of any kind. NVC does not have any knowledge of any default on its part with respect to any judgment, order, writ, injunction, decree, award, rule, or regulation of any court, arbitrator, or governmental agency or instrumentality or of any circumstances which, after reasonable investigation, would result in the discovery of such a default. There is no claim against NVC or its subsidiary that either is or may be infringing on or otherwise acting adversely to the rights of any person under or in respect of any patent, trademark, service mark, trade name, copyright, license, franchise, permission or other intangible right. Neither NVC nor its subsidiary is obligated or under any liability to make any payments by way of royalties, fees or otherwise to any owner or licensor of, or other claimant to, any patent, trademark, trade name, copyright or other intangible asset with respect to the use thereof, in connection with the conduct of its business or otherwise.

         2.9  CONTRACTS.

         (a) NVC has provided, or will provide OraLabs on reasonable request, copies of all material contracts, agreements, franchises, license agreements, or other commitments to which NVC and its wholly-owned subsidiary, NVCI, are parties or by which they or any of their assets, products, technology, or properties are bound;

         (b) All contracts, agreements, franchises, license agreements, and other commitments to which NVC and its wholly-owned subsidiary, NVCI, are parties or by which their properties are bound and which are material to the operations of NVC and its wholly-owned subsidiary, NVCI, taken as a whole are valid and enforceable by NVC and its wholly-owned subsidiary, NVCI, in all respects, except as limited by bankruptcy and insolvency laws and by other laws affecting the rights of creditors generally; and

         (c) Except as described in the NVC Schedules, NVC and its wholly-owned subsidiary, NVCI, are not parties to or bound by, and the properties of NVC and its wholly-owned subsidiary, NVCI, are not subject to, any contract, agreement, other commitment or instrument; any charter or other corporate restriction; or any judgment, order, writ, injunction, decree, or award which materially and adversely affects, or in the future may (as far as NVC or its wholly-owned subsidiary, NVCI, can now foresee) materially and adversely affect, the business, operations, properties, assets, or condition of NVC and its wholly-owned subsidiary, NVCI.

         2.10 MATERIAL CONTRACT DEFAULTS. NVC and its wholly-owned subsidiary, NVCI, are not in default in any material respect under the terms of any outstanding contract, agreement, lease, or other commitment which is material to the business, operations, properties, assets, or condition of NVC and its wholly-owned subsidiary, NVCI, and there is no event of default in any material respect under any such contract, agreement, lease, or other commitment in respect of which NVC and its wholly-owned subsidiary, NVCI, have not taken adequate steps to prevent such a default from occurring.

         2.11 NO CONFLICT WITH OTHER INSTRUMENTS. The execution of this Agreement and the consummation of the transactions contemplated by this Agreement will not result in the breach of any term or provision of, or constitute an event of default under, any material indenture, mortgage, deed of trust, or other material contract, agreement, or instrument to which NVC and its wholly-owned subsidiary, NVCI, are parties or to which any of their properties or operations are subject.

         2.12 COMPLIANCE WITH LAWS AND REGULATIONS. NVC and its wholly-owned subsidiary, NVCI, have complied with all applicable statutes and regulations of any national, province, county, or other governmental entity or agency thereof, except to the extent that noncompliance would not materially and adversely affect the business, operations, properties, assets, or condition of NVC and its wholly-owned subsidiary, NVCI, or except to the extent that noncompliance would not result in the incurrence of any material liability for NVC or its wholly-owned subsidiary, NVCI. Neither NVC nor NVCI is aware of, or has received notice of, any conditions which may reasonably be expected to interfere with or adversely affect their business, their assets or the financial condition of either, or prevent compliance or continued compliance with any environmental laws.

         2.13 APPROVAL OF AGREEMENT. The members and owners of NVC shown on
Schedule 1(a) have authorized the execution and delivery of this Agreement by NVC, have or will have approved the transactions contemplated hereby, and approved the submission of this Agreement and the transactions contemplated hereby to the members of NVC for their approval with the recommendation that the reorganization be accepted.

         2.14 MATERIAL TRANSACTIONS OR AFFILIATIONS. Set forth in the NVC Schedules is a brief description or summary of every material contract, agreement, or arrangement between NVC and its wholly-owned subsidiary, NVCI, and any predecessor and any person who was at the time of such contract, agreement, or arrangement an officer, director, or person owning of record, or known by NVC to own beneficially, 10% or more of the issued and outstanding interests of NVC and which is to be performed in whole or in part after the date hereof or which was entered into not more than three years prior to the date hereof. In all of such transactions, the amount paid or received, whether in cash, in services, or in kind, is, had been during the full term thereof, and is required to be during the unexpired portion of the term thereof, no less favorable to NVC and its wholly-owned subsidiary, NVCI, than terms available from otherwise unrelated parties in arm's length transactions. Except as disclosed in the NVC Schedules or otherwise disclosed herein, no officer, director, or 10% shareholder of NVC has, or has had since inception of NVC, any material interest, direct or indirect, in any material transaction with NVC or its wholly-owned subsidiary, NVCI. There are no commitments by NVC and its wholly-owned subsidiary, NVCI, whether written or oral, to lend any funds to, borrow any money from, or enter into any other material transaction with, any such affiliated person.

         2.15 NVC SCHEDULES. NVC will deliver, as soon as practicable but in any event within 10 days after the date of this Agreement, the following schedules, which are collectively referred to as the "NVC Schedules" and which consist of separate schedules dated as of the date of execution of this Agreement and instruments and data as of such date, all certified by the chief executive officer of NVC as complete, true, and correct:

         (a) a schedule containing complete and correct copies of the organizational documents, in the English language, as amended, of NVC and its wholly-owned subsidiary, NVCI, in effect as of the date of this Agreement;

         (b) a schedule containing the consolidated financial statements of NVC and its wholly-owned subsidiary, NVCI, identified in paragraph 2.3(c);

         (c) a schedule containing true and correct copies, in the English language, of all material contracts, agreements, or other instruments to which NVC or its wholly-owned subsidiary, NVCI, is a party or by which they or their properties are bound, specifically including all contracts, agreements, or arrangements referred to in Section 2.9;

         (d) a schedule setting forth a description of any material adverse change in the business, operations, property, inventory, assets, or condition of NVC or its wholly-owned subsidiary, NVCI, since the date of the most recent NVC consolidated balance sheet, required to be provided pursuant to section 2.6 hereof; and

         (e) a schedule setting forth any other information, together with any required copies of documents, required to be disclosed in the NVC Schedules by sections 2.1 through 2.15. NVC shall cause the NVC Schedules and the instruments and data delivered to OraLabs hereunder to be updated after the date hereof up to and including the Closing Date.

         2.16 TRADING. NVC agrees to take all necessary precautions to prevent any trading in OraLabs securities by its officers, directors, employees, affiliates, agents or others having knowledge of this Agreement. NVC for itself and on behalf of all of its shareholders, and the Shareholders of NVC, jointly and severally, hereby agree that until the earlier to occur of (i) the date that is three months after the termination of this Agreement, or (ii) the date of the Closing of this Agreement, they will not, without the prior written consent of
OraLabs:

         (a) acquire, offer to acquire, or agree to acquire, directly or indirectly, by purchase or otherwise, any voting securities or direct or indirect rights to acquire any voting securities of OraLabs or any subsidiary thereof, or of any successor to or person in control of OraLabs, or any assets of OraLabs or any subsidiary or division thereof or of any such successor or controlling person;

         (b) make or in any way participate, directly or indirectly, in any "solicitation" or "proxies" to vote (as such terms are used in the rules of the Securities and Exchange Commission), or seek to advise or influence any person or entity with respect to the voting of any voting securities of OraLabs;

         (c) make any public announcement with respect to, or submit a proposal for, or offer of (with or without conditions) any extraordinary transaction involving OraLabs or its securities or assets;

         (d) form, join or in any way participate in a "group" as defined in Section 13(d)(3) of the Securities Exchange Act of 1034, as amended (the "Exchange Act"), in connection with any of the foregoing; or

         (e) otherwise act, alone or in concert with others, to seek to control the management, board of directors, or policies of OraLabs.

                                   ARTICLE III
                  REPRESENTATIONS, COVENANTS, AND WARRANTIES OF
                             THE SHAREHOLDERS OF NVC

         As an inducement to, and to obtain reliance of OraLabs, the Shareholders of NVC represent and warrant as follows:

         3.1 OWNERSHIP OF NVC SHARES. The NVC Shareholders hereby represent and warrant with respect to themselves that they are the legal and beneficial owners of the percentage of NVC registered capital and ordinary stock set forth on
Schedule 1(a) of this Agreement, free and clear of any claims, charges, equities, liens, security interests, and encumbrances whatsoever, and the Shareholders have full rights, powers, and authority to transfer, assign, convey, and deliver their NVC stock; and delivery of such registered capital at the closing will convey to OraLabs good and marketable title to such stock free and clear of any claims, charges, equities, liens, security interests, and encumbrances whatsoever.

         3.2 KNOWLEDGE OF REPRESENTATIONS. To the best of their knowledge and belief, the representations of NVC in Article II, above, are true, accurate and complete.

         3.3 RESTRICTED STOCK. The Shareholders understand that the Shares of OraLabs to be acquired pursuant to this Agreement have not been registered under the 1933 Act with the SEC in reliance upon the exemption from the registration requirements thereof afforded by Regulation S and/or other exemptions under the 1933 Act, or with any state securities commission or agency. The Shareholders agree and acknowledge that OraLabs will issue stop transfer instructions to its registrar and transfer agent prohibiting the transfer of the Shares of OraLabs delivered under this Agreement to any U.S. person for a period of one year after the date of closing of this Agreement. The Shareholders and their designees understand that the Shares to be issued to them will have the following restrictive legend or similar legend affixed thereto:

         "These Shares have not been registered under the Securities Act of 1933 (the "Act"), and have been issued pursuant to an exemption pursuant to Regulation S under the Act. Until one year after the date of purchase, no amount of the Shares may be offered, sold, or transferred to any U.S. Person and no hedging transactions involving these securities may be conducted during this period. Offers, sales, or transfers in the U.S. or to a U.S. person (as defined in Regulation S promulgated under the Act) or for the account and benefit of a U.S. person are not permitted, except as provided in said Regulation S, unless the Shares are registered under the Act or an exemption from such registration under the Act is applicable."

         3.4 CITIZENSHIP AND RESIDENCY. The Shareholders hereby represent and warrant to OraLabs that they are citizens and residents of The People's Republic of China, and are not U.S. Persons within the meaning of Rule 902(a) of Regulation S.

         3.5 RESTRICTIONS ON TRANSFER. The Shareholders and any assigns of the Shares agree that the Shares of OraLabs acquired by the Shareholders and/or by them pursuant to this Agreement shall not be voluntarily sold, transferred or otherwise disposed of in the United States or to any U.S. Person for a minimum period of one year from the Closing Date of this transaction, except by registration of such Shares under the 1933 Act and any applicable state securities laws.

         3.6 NO HEDGING TRANSACTIONS. The Shareholders and any assigns of the Shares of OraLabs acquired pursuant to this Agreement agree that hedging transactions involving these Shares shall not be conducted during a period of one year, unless in compliance with the 1933 Act.

         3.7 TRANSFERS. The Shareholders understand that any disposition of the Shares of OraLabs in violation of this Agreement shall be null and void. No transfer of the Shares shall be made by OraLabs' registrar and transfer agent upon OraLabs' transfer books or records unless there has been compliance with the terms of this Agreement, including the above provisions. OraLabs will issue stop transfer instructions to its registrar and transfer agent to the effect that the Shares of OraLabs may not be transferred for a period of one year after the Closing Date and may be transferred thereafter only except as provided herein. The Shareholders agree to indemnify and hold OraLabs and OraLabs, Inc. harmless from and against liabilities, claims, damages and expenses (including reasonable attorneys fees) that may result from or arise out of any disposition thereof in violation of this Agreement.

         3.8 NON-U.S. TRANSACTIONS. In connection with the transaction which is the subject of this Agreement, the Shareholders acknowledge that offers respecting the sale of the Shares directed by OraLabs were received outside of the United States and that the Shareholders have not and are not engaged in or directed any unsolicited offers to buy the Shares of OraLabs into the United States or to any U.S. person.

         3.9 RESTRICTIVE LEGEND. Any documents received by the Shareholders included statements to the effect that the Shares have not been registered under the 1933 Act and that no sale of such Shares may occur during a period commencing on the Closing Date and ending one year thereafter unless the Shares are registered under the 1933 Act or are sold pursuant to an exemption from registration.

         3.10 INVESTMENT INTENT. The Shareholders are purchasing the Shares of OraLabs only for their own account and not on behalf of any U.S. person, and no sale by the Shareholders has been pre-arranged with any prospective buyer in the United States.

         3.11 AGREE TO REGISTER SALES OF SHARES. The Shareholders agree that all offers and sales of the Shares of OraLabs prior to the expiration of a period commencing on the date of the closing of this transaction and ending one year thereafter shall only be made in compliance with the restrictions of Regulation S, or pursuant to registration of such securities under the 1933 Act or pursuant to an exemption thereunder, and the terms hereof.

                                   ARTICLE IV
              REPRESENTATIONS, COVENANTS, AND WARRANTIES OF ORALABS

         As an inducement to, and to obtain the reliance of NVC and the Shareholders, OraLabs represents and warrants as follows:

         4.1 ORGANIZATION. OraLabs is a corporation duly organized, validly existing, and in good standing under the laws of the State of Colorado, and has the corporate power and is duly authorized, qualified, franchised, and licensed under all applicable laws, regulations, ordinances, and orders of public authorities to own all of its properties and assets and to carry on its business in all material respects as it is now being conducted, and there is no jurisdiction in which it is not qualified in which the character and location of the assets owned by it or the nature of the business transacted by it requires qualification. Included in the OraLabs filings with the SEC are complete and correct copies of the Certificate of Incorporation and all amendments thereto and the bylaws of OraLabs, and all amendments thereto, as in effect on the date hereof. The execution and delivery of this Agreement does not, and the consummation of the transactions contemplated hereby will not, violate any provision of OraLabs's Certificate of Incorporation or bylaws. OraLabs has taken all action required by law, its Certificate of Incorporation, its bylaws, or otherwise to authorize the execution and delivery of this Agreement, and OraLabs has full power, authority, and legal right and has taken all action required by law, its Certificate of Incorporation, bylaws, or otherwise to consummate the transactions herein contemplated, subject to satisfaction of the conditions described in Article VI below.

         4.2 CAPITALIZATION. OraLabs's authorized capitalization includes 100,000,000 shares of common stock, par value $.001, of which no more than 4,580,615 shares (plus shares issued upon exercise of options and the shares to be issued under Section 4.16 below) will be issued and outstanding immediately prior to the Closing. All presently issued and outstanding shares are legally issued, fully paid, and non-assessable and not issued in violation of the pre-emptive or other rights of any person.

         OraLabs authorized capitalization includes 1,000,000 shares of preferred stock, $.001 par value, of which no preferred shares are or will be issued and outstanding at Closing.

         4.3 SUBSIDIARIES. OraLabs does not have any subsidiaries and does not own, beneficially or of record, any shares of any other corporation, except OraLabs, Inc. and O.H. Sub Corp.

         4.4  FINANCIAL STATEMENTS.

         (a) Included in the Form 10-KSB filed with the SEC for the year ended December 31, 2003, are the audited consolidated balance sheets of OraLabs as of December 31, 2003, and the related audited statements of operations, stockholders' equity, and cash flow for the two fiscal years ended December 31, 2003 together with the notes to such statements and the opinion of Ehrhardt Keefe Steiner & Hottman PC, independent certified public accountants, with respect thereto. Included in the Form 10-QSB filed with the SEC for the period ended September 30, 2004, are the unaudited consolidated balance sheets of OraLabs as of September 30, 2004, and the related unaudited statements of operations, stockholders' equity, and cash flow for the nine-month period ended September 30, 2004, together with the notes to such statements.

         (b) All such financial statements have been prepared in accordance with generally accepted accounting principles in the United States consistently applied throughout the periods involved. The OraLabs balance sheets present fairly as of their respective dates the financial condition of OraLabs. OraLabs did not have as of the date of any such OraLabs balance sheet, except as and to the extent reflected or reserved against therein, any liabilities or obligations (absolute or contingent) which should be reflected in a balance sheet or the notes thereto prepared in accordance with generally accepted accounting principles, and all assets reflected therein are properly reported and present fairly the value of the assets of OraLabs, in accordance with generally accepted accounting principles. The statements of operations, stockholders' equity, and cash flow reflect fairly the information required to be set forth therein by generally accepted accounting principles.

         (c) OraLabs has no liabilities with respect to the payment of any federal, state, county, local, or other taxes (including any deficiencies, interest, or penalties), except for taxes accrued but not yet due and payable.

         (d) OraLabs has filed all federal, state, or local income tax returns required to be filed by it from inception to the date hereof. Included in the OraLabs Schedules are true and correct copies of the federal income tax returns of OraLabs filed since 2001. None of such federal income tax returns have been examined by the Internal Revenue Service. Each of such income tax returns reflects the taxes due for the period covered thereby, except for amounts which, in the aggregate, are immaterial. OraLabs, Inc. acknowledges and agrees that it is relying solely upon its own analysis of the tax consequences to it upon completion of the transactions contemplated by this Agreement and is not relying upon the Shareholders or NVC, or any of its officers, directors, attorneys or agents with respect thereto.

         (e) The books and records, financial and otherwise, of OraLabs are in all material respects complete and correct and have been maintained in accordance with good business and accounting practices.

         (f) OraLabs has good and marketable title to its assets and, except as set forth in the OraLabs Schedules or the Financial Statements of OraLabs or the notes thereto, has no material contingent liabilities, direct or indirect, matured or unmatured.

         4.5 INFORMATION. The information concerning OraLabs set forth in this Agreement and the OraLabs Schedules are and will be complete and accurate in all material respects and does not contain any untrue statement of a material fact or omit to state a material fact required to make the statements made, in light of the circumstances under which they were made, not misleading as of the Closing date. All outstanding stock options and any other convertible securities, if any, of OraLabs will be exercised, terminated or cancelled as of the Closing date.

         4.6 OPTIONS OR WARRANTS. Except as set forth in Schedule 2, there are no existing options, warrants, calls, or commitments of any character relating to authorized and unissued stock of OraLabs. All outstanding stock options and warrants, and any other convertible securities, if any, will be terminated and cancelled as of the Closing Date.

         4.7 ABSENCE OF CERTAIN CHANGES OR EVENTS. Except as described herein, in any filings made by OraLabs with the SEC, or in the OraLabs Schedules, since the date of the most recent OraLabs balance sheet:

         (a) there has not been (i) any material adverse change in the business, operations, properties, assets, or condition of OraLabs (whether or not covered by insurance) materially and adversely affecting the business, operations, properties, assets, or condition of OraLabs;

         (b) OraLabs has not (i) recently amended its Certificate of Incorporation or bylaws; (ii) declared or made, or agreed to declare or make any payment of dividends or distributions of any assets of any kind whatsoever to stockholders or purchased or redeemed, or agreed to purchase or redeem, any of its capital stock; (iii) waived any rights of value which in the aggregate are extraordinary or material considering the business of OraLabs; (iv) made any material change in its method of management, operation, or accounting; (v) entered into any other material transactions; (vi) made any accrual or arrangement for or payment of bonuses or special compensation of any kind or any severance or termination pay to any present or former officer or employee; or (vii) made any increase in any profit sharing, bonus, deferred compensation, insurance, pension, retirement, or other employee benefit plan, payment, or arrangement, made to, for, or with its officers, directors, or employees;

         (c) Except as described in Schedule 2, OraLabs has not (i) granted or agreed to grant any options, warrants, or other rights for its stocks, bonds, or other corporate securities calling for the issuance thereof; (ii) borrowed or agreed to borrow any funds or incurred, or become subject to, any material obligation or liability (absolute or contingent) except liabilities incurred in the ordinary course of business; (iii) paid or agreed to pay any material obligation or liability (absolute or contingent) other than current liabilities reflected in or shown on the most recent OraLabs balance sheet and current liabilities incurred since that date in the ordinary course of business and professional and other fees and expenses incurred in connection with the preparation of this Agreement and the consummation of the transactions contemplated hereby; (iv) made or permitted any amendment or termination of any contract, agreement, or license to which it is a party if such amendment or termination is material, considering the business of OraLabs; or (v) issued, delivered, or agreed to issue or deliver any stock, bonds, or other corporate securities including debentures (whether authorized and unissued or held as treasury stock), except in connection with this Agreement;

         (d) It is understood and agreed that OraLabs will have no material assets, liabilities or accounts payable upon completion of the Closing; and

         (e) to the best knowledge of OraLabs, it has not become subject to any law or regulation which materially and adversely affects, or in the future may adversely affect, the business, operations, properties, assets, or condition of OraLabs.

         4.8 TITLE AND RELATED MATTERS. OraLabs has good and marketable title to all of its properties, interest in properties, and assets, real and personal, which are reflected in the OraLabs balance sheet or acquired after that date (except properties, interest in properties, and assets sold or otherwise disposed of since such date in the ordinary course of business), free and clear of all liens, pledges, charges, or encumbrances except

         (a)      statutory liens or claims not yet delinquent;

         (b) such imperfections of title and easements as do not and will not materially detract from or interfere with the present or proposed use of the properties subject thereto or affected thereby or otherwise materially impair present business operations on such properties; and

         (c)      as described in the OraLabs Schedules.

         4.9 LITIGATION AND PROCEEDINGS. Except in the ordinary course of OraLabs business there are no actions, suits, or proceedings pending or, to the knowledge of OraLabs, threatened by or against or affecting OraLabs, at law or in equity, before any court or other governmental agency or instrumentality, domestic or foreign, or before any arbitrator of any kind. OraLabs does not have any knowledge of any default on its part with respect to any judgment, order, writs, injunction, decree, award, rule, or regulation of any court, arbitrator, or governmental agency or instrumentality.

         4.10 CONTRACTS. OraLabs is not a party to any material contract, agreement, or other commitment, except as described in any filing by OraLabs with the SEC.

         4.11 NO CONFLICT WITH OTHER INSTRUMENTS. The consummation of the transactions contemplated by this Agreement will not result in the breach of any term or provision of, or constitute a default under, any indenture, mortgage, deed of trust, or other material agreement or instrument to which OraLabs is a party or to which it or any of its assets or operations are subject.

         4.12 GOVERNMENTAL AUTHORIZATIONS. OraLabs has all licenses, franchises, permits, and other government authorizations, that are legally required to enable it to conduct its business operations in all material respects as conducted on the date hereof. Except for compliance with federal and state securities or corporation laws, as hereinafter provided, no authorization, approval, consent, or order of, or registration, declaration, or filing with, any court or other governmental body is required in connection with the execution and delivery by OraLabs of this Agreement and the consummation by OraLabs of the transactions contemplated hereby.

         4.13 COMPLIANCE WITH LAWS AND REGULATIONS. To the best of its knowledge, OraLabs has complied with all applicable statutes and regulations of any federal, state, or other applicable governmental entity or agency thereof, except to the extent that noncompliance would not materially and adversely affect the business, operations, properties, assets, or conditions of OraLabs or except to the extent that noncompliance would not result in the incurrence of any material liability. This compliance includes, but is not limited to, the filing of all reports to date with the SEC and state securities authorities.

         4.14 APPROVAL OF AGREEMENT. The board of directors of OraLabs has authorized the execution and delivery of this Agreement by OraLabs and has approved this Agreement and the transactions contemplated hereby.

         4.15 CONTINUITY OF BUSINESS ENTERPRISES. Except for the transactions contemplated by this Agreement, OraLabs has no commitment or present intention to liquidate OraLabs, Inc. or sell or otherwise dispose of a material portion of its business or assets following the consummation of the transactions contemplated hereby.

         4.16 MATERIAL TRANSACTIONS OF AFFILIATIONS. Except as disclosed herein and in the OraLabs Schedules, there exists no material contract, agreement, or arrangement between OraLabs and any person who was at the time of such contract, agreement, or arrangement an officer, director, or person owning of record or known by OraLabs to own beneficially, 10% or more of the issued and outstanding common stock of OraLabs and which is to be performed in whole or in part after the date hereof or was entered into not more than three years prior to the date hereof. Neither any officer, director, nor 10% shareholder of OraLabs has, or has had during the last preceding full fiscal year, any known interest in any material transaction with OraLabs which was material to the business of OraLabs. OraLabs has no commitment, whether written or oral, to lend any funds to, borrow any money from, or enter into any other material transaction with any such affiliated person. Notwithstanding the foregoing, on or before the date of Closing, OraLabs intends to issue 100,000 shares to each of the non-employee directors of OraLabs, which will be issued under a registration statement on Form S-8.

         4.17 TRANSACTIONS. OraLabs agrees to take all necessary precautions to prevent any improper transactions in OraLabs securities by its officers, directors, employees, affiliates, agents or others having knowledge of this Agreement. OraLabs agrees that until the earlier to occur of (i) the date that is the termination of this Agreement, or (ii) the date of the Closing of this Agreement, OraLabs will take such precautions to prevent the officers and directors of OraLabs, as well as their respective affiliates, from:

         (a) acquiring directly or indirectly, by purchase or otherwise, any voting securities or direct or indirect rights to acquire any voting securities of OraLabs or any subsidiary thereof, or of any successor to or person in control of OraLabs, or any assets of OraLabs or any subsidiary or division thereof or of any such successor or controlling person, except as provided in this Agreement and under the option plans for employees and for non-employee directors;

         (b) making or in any way participating, directly or indirectly, except with respect to the proxy and shareholder meeting contemplated by this Agreement, in any "solicitation" or "proxies" to vote (as such terms are used in the rules of the Securities and Exchange Commission);

         (c) making any public announcement with respect to, or submitting a proposal for, or offer of (with or without conditions) any extraordinary transaction involving OraLabs or its securities or assets, except as contemplated by this Agreement; or

         (d) forming, joining or in any way participating in a "group" as defined in Section 13(d)(3) of the Securities Exchange Act of 1034, as amended (the "Exchange Act"), in connection with any of the foregoing.

         4.18 ORALABS SCHEDULES. OraLabs has delivered to NVC, or will deliver as soon as practicable at NVC's request but in any event within ten (10) days after the date of this Agreement, the following schedules, which are collectively referred to as the "OraLabs Schedules," which are dated the date of this Agreement, all certified by an officer to be complete, true, and accurate:

         (a) a schedule containing complete and accurate copies of the Certificate of Incorporation and bylaws, as amended, of OraLabs as in effect as of the date of this Agreement; except to the extent these documents are available to NVC on EDGAR Online as part of filings made by OraLabs with the SEC;

         (b) a schedule containing any filings by OraLabs with the SEC, not available on EDGAR;

         (c) a schedule containing a copy of the federal income tax returns of OraLabs identified in paragraph 4.4(d);

         (d) a schedule setting forth the description of any material adverse change in the business, operations, property, assets, or condition of OraLabs since the date of the most recent OraLabs balance sheet, required to be provided pursuant to section 4.7 hereof; and

         (e) a schedule setting forth any other information, together with any required copies of documents, required to be disclosed in the OraLabs Schedules by sections 4.1 through 4.17; except to the extent these documents are available to NVC on EDGAR Online as part of filings made by OraLabs with the SEC.

         4.19. OraLabs shall cause the OraLabs Schedules and the instruments and data delivered to NVC hereunder to be updated after the date hereof up to and including the Closing Date.

                                    ARTICLE V
                                SPECIAL COVENANTS

         5.1 STOCKHOLDERS' MEETING OF ORALABS. As soon as practicable following the execution of this Agreement, and prior to the Closing, OraLabs shall cause to have approved the following proposals by the written consent of the holders of a majority of the outstanding shares of common stock of OraLabs, which approval shall then be subject to the filing of a Proxy Statement or an Information Statement with the SEC and the passage of at least 30 days after the mailing of the Proxy Statement or Information Statement without objecting action taken by any shareholder.

         (a) the election of Mr. Chang-Jiang Wu and Mr. Yong-Hong Wu as directors of OraLabs effective at the time of the Closing;

         (b) the amendment to the Certificate of Incorporation of OraLabs to change its name to "NVC Lighting Corporation.," or such other name to be determined by NVC (the "New Name"), and to increase the authorized number of shares of OraLabs from 100,000,000 to 200,000,000 shares;

         (c) the approval of the "2005 Stock Option, SAR and Stock Bonus Plan" of OraLabs covering 5,000,000 shares of common stock, attached as Schedule 3 hereto;

         (d) the approval of this Agreement and the transactions contemplated herein, including without limitation the redemption by OraLabs of the common stock owned by Gary Schlatter as described in Recital D above; and

         (e) to take such other actions as the shareholders of OraLabs may determine are necessary or appropriate.

         5.2 ACCESS TO PROPERTIES AND RECORDS. OraLabs and NVC will each afford to the officers and authorized representatives of the other full access to the properties, books, and records of OraLabs or NVC and its wholly-owned subsidiary, NVCI, as the case may be, in order that each may have full opportunity to make such reasonable investigation as it shall desire to make of the affairs of the other, and each will furnish the other with such additional financial and operating data and other information as to the business and properties of OraLabs or NVC and its wholly-owned subsidiary, NVCI, as the case may be, as the other shall from time to time reasonably request.

         5.3 DELIVERY OF BOOKS AND RECORDS. At the Closing, OraLabs shall deliver to Stephen A. Zrenda, Jr., Esq., legal counsel of NVC, the originals of the corporate minute books, books of account, contracts, records, and all other books or documents of OraLabs now in the possession or control of OraLabs or its representatives and agents.

         5.4 SPECIAL COVENANTS AND REPRESENTATIONS REGARDING THE ORALABS STOCK. The consummation of this Agreement and the transactions herein contemplated, including the issuance of the OraLabs Stock to the Shareholders of NVC as contemplated hereby, constitutes the offer and sale of securities under the Securities Act of 1933 and any applicable state statutes. Such transactions shall be consummated in reliance on Regulation S and other exemptions from the registration requirements of such statutes which depend, inter alia, upon the circumstances under which the NVC Shareholders acquire such securities. In connection with reliance upon exemptions from the registration requirements for such transactions, at the Closing, NVC shall cause to be delivered, and the Shareholders shall deliver to OraLabs, letters of representation in the form attached hereto as Schedule 4.

         5.5 APPROVAL OF CERTAIN SHAREHOLDERS. OraLabs hereby represents that holders of in excess of 50% of the issued and outstanding stock of OraLabs have or will have timely agreed to vote in favor of the matters in Section 5.1, subject to completion of due diligence and the material accuracy of the representations and warranties in this Agreement, and subject to fiduciary obligations, if any. OraLabs will obtain a written agreement from these shareholders, subject to these conditions within ten (10) days of this Agreement, not to exceed ten (10) persons.

         5.6 THIRD PARTY CONSENTS AND CERTIFICATES. OraLabs and NVC agree to cooperate with each other in order to obtain any required third party consents to this Agreement and the transactions herein and therein contemplated.

         5.7  ACTIONS PRIOR TO CLOSING.

         (a) From and after the date of this Agreement until the Closing Date and except as set forth in the OraLabs or NVC Schedules or as permitted or contemplated by this Agreement, OraLabs and NVC and its wholly-owned subsidiary, NVCI, respectively, will each: (i) carry on its business in substantially the same manner as it has heretofore; (ii) maintain and keep its properties in states of good repair and condition as at present, except for depreciation due to ordinary wear and tear and damage due to casualty; (iii) maintain in full force and effect insurance comparable in amount and in scope of coverage to that now maintained by it; (iv) perform in all material respects all of its obligation under material contracts, leases, and instruments relating to or affecting its assets, properties, and business; (v) use its best efforts to maintain and preserve its business organization intact, to retain its key employees, and to maintain its relationship with its material suppliers and customers; and (vi) fully comply with and perform in all material respects all obligations and duties imposed on it by all federal and state laws and all rules, regulations, and orders imposed by federal or state governmental authorities.

         (b) From and after the date of this Agreement until the Closing Date, neither OraLabs nor NVC and its wholly-owned subsidiary, NVCI, will: (i) make any change in their organizational documents, Certificate of Incorporation or bylaws; (ii) take any action described in section 2.6 in the case of NVC and its wholly-owned subsidiary, NVCI, or in section 4.7, in the case of OraLabs (all except as permitted therein or as disclosed in the applicable party's schedules); or (iii) enter into or amend any contract, agreement, or other instrument of any of the types described in such party's schedules, except that a party may enter into or amend any contract, agreement, or other instrument in the ordinary course of business involving the sale of goods or services.

         5.8  SALES UNDER RULES 144 OR 145, IF APPLICABLE.

         (a) OraLabs will use its best efforts to at all times to comply with the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), including timely filing all periodic reports required under the provisions of the Securities Exchange Act of 1934 (the "Exchange Act") and the rules and regulations promulgated thereunder.

         (b) Upon being informed in writing by any person holding restricted stock of OraLabs as of the date of this Agreement that such person intends to sell any shares under Rule 144 or Rule 145 promulgated under the Securities Act (including any rule adopted in substitution or replacement thereof), OraLabs will certify in writing to such person that it has filed all of the reports required to be filed by it under the Exchange Act to enable such person to sell such person's restricted stock under Rule 144 or 145, as may be applicable in the circumstances, or will inform such person in writing that it has not filed any such report or reports.

         (c) If any certificate representing any such restricted stock is presented to OraLabs's transfer agent for registration of transfer in connection with any sale theretofore made under Rule 144 or 145, provided such certificate is duly endorsed for transfer by the appropriate person(s) or accompanied by a separate stock power duly executed by the appropriate person(s) in each case with reasonable assurances that such endorsements are genuine and effective, and is accompanied by an opinion of counsel satisfactory to OraLabs and its counsel that such transfer has complied with the requirements of Rule 144 or 145, as the cases may be, OraLabs will promptly instruct its transfer agent to register such transfer and to issue one or more new certificates representing such shares to the transferee and, if appropriate under the provisions of Rule 144 or 145, as the case may be, free of any stop transfer order or restrictive legend. The provisions of this Section
                  5.9 shall survive the Closing and the consummation of the transactions contemplated by this Agreement. The indemnification provided for in this paragraph and in the indemnification agreement shall, subject to the provisions of
                  Section 9.10, survive the Closing and consummation of the transactions contemplated hereby and termination of this Agreement.

         (d) After the Closing, OraLabs will take such other actions as may be necessary to facilitate sales of the shares described in
                  Section 4.16 above.

         5.9  INDEMNIFICATION.

         (a) NVC and the Shareholders hereby agree to indemnify OraLabs and each of the officers, agents and directors of OraLabs as of the date of execution of this Agreement against any loss, liability, claim, damage, or expense (including, but not limited to, any and all expense whatsoever reasonably incurred in investigating, preparing, or defending against any litigation, commenced or threatened, or any claim whatsoever), to which it or they may become subject arising out of or based on any inaccuracy appearing in or misrepresentation made under
                  Article II of this Agreement. The indemnification provided for in this paragraph shall, subject to the provisions of Section 9.10, survive the Closing and consummation of the transactions contemplated hereby and termination of this Agreement.

         (b) OraLabs hereby agrees to indemnify NVC and each of the officers, agents and directors of NVC as of the date of execution of this Agreement and the Shareholders against any loss, liability, claim, damage, or expense (including, but not limited to, any and all expense whatsoever reasonably incurred in investigating, preparing, or defending against any litigation, commenced or threatened, or any claim whatsoever), to which it or they may become subject arising out of or based on any inaccuracy appearing in or misrepresentation made under
                  Article IV of this Agreement. The indemnification provided for in this paragraph shall, subject to the provisions of Section 9.10, survive the Closing and consummation of the transactions contemplated hereby and termination of this Agreement.

         (c) OraLabs agrees to cause OraLabs, Inc. to enter into an indemnification agreement (in the form attached hereto as Exhibit 1) with OraLabs at the Closing to the satisfaction of NVC and the Shareholders to indemnify OraLabs from any liabilities of any kind or nature, direct or indirect, known or unknown, contingent or otherwise, that may exist immediately prior to the Closing or that may be asserted after the Closing Date regarding any claim or liability arising from the operations of OraLabs or any other matter prior to the Closing.

         5.10 FAIRNESS OPINION. OraLabs will seek to obtain a fairness opinion from an appropriate source that the terms of this Agreement and the transactions contemplated hereby are fair to the shareholders of OraLabs from a financial standpoint.

         5.11 STAND-STILL AGREEMENT. From and after the date hereof and up to and including the Closing of this Agreement, the parties agree not to directly or through intermediaries solicit, entertain or otherwise discuss with any person or entity any other similar transaction. The obligations of OraLabs under this paragraph are subject to all applicable fiduciary obligations.

         5.12 DISSENTERS. As used in this paragraph, OraLabs, Inc. will be referred to as the Subsidiary. After Closing, if there are any dissenting shares, the Subsidiary will reimburse OraLabs for the total amount, up to $20,000.00, in cash and within 30 days of receipt of written notification to the Subsidiary by OraLabs that payment to holders of dissenters shares of up to the fair value of such shares as determined under applicable Colorado law has been made. At the option of the Subsidiary, OraLabs will permit the Subsidiary (and its representatives) to actively participate in the process of determining the amount payable to dissenters, and no offer amount or settlement will be made by OraLabs for payments to dissenters without the prior written approval of the Subsidiary which will not be unreasonably withheld. In consideration for making those payments, it is agreed that OraLabs will issue to the Subsidiary, on the next business day following the receipt by OraLabs of each reimbursement payment, that number of shares which, when multiplied by the average of the closing bid and ask price of the common stock of OraLabs as of the close of trading on the date that payment is received by OraLabs , equals the amount paid by the Subsidiary to reimburse OraLabs . The parties agree that the shares of OraLabs issuable to the Subsidiary will be restricted securities but that OraLabs will thereafter use its diligent, good-faith efforts to register those shares as soon as possible thereafter, and the cost of filing fees paid to the SEC or under Blue Sky Laws will be paid by the Subsidiary. Applicable Blue Sky laws will be complied with so as to permit sales and resales of those shares that are registered under the Registration Statement within the state of Colorado and any other states chosen by OraLabs.

         5.13 DELIVERY OF ADDITIONAL INSTRUMENTS ON REQUEST. Each party agrees to execute and deliver or cause to be executed and delivered at the Closing and at such other times and places as shall be reasonably agreed, such additional instruments as it may reasonably request for the purpose of fully effecting the transactions contemplated by this Agreement.

         5.14 CONTINUED OPERATIONS. After Closing, OraLabs, directly or indirectly through its subsidiary, NVC, will continue to actively conduct the business of NVC as it had been conducted prior to Closing.

         5.15 NASDAQ LISTING. NVC will use its best efforts to cause the OraLabs common stock to continue to be listed on the NASDAQ SmallCap Market upon completion of the Closing and/or to submit a new NASDAQ SmallCap Market listing application if necessary. If continued listing on NASDAQ SmallCap Market is not approved by the NASD for reasons attributable to OraLabs, NVC reserves its right to re-negotiate the relative shareholdings between the Shareholders and members or OraLabs.

                                   ARTICLE VI
                 CONDITIONS PRECEDENT TO OBLIGATIONS OF ORALABS

         The obligations of OraLabs under this Agreement are subject to the satisfaction, at or before the Closing Date, of the following conditions, and if OraLabs shall not consummate the transactions contemplated by this Agreement by reason of the failure of any of such conditions to be met, OraLabs will have no liability to NVC or its Shareholders:

         6.1 ACCURACY OF REPRESENTATIONS. The representations and warranties made by NVC and the Shareholders in this Agreement were true when made and shall be true at the Closing Date with the same force and effect as if such representations and warranties were made at and as of the Closing Date (except for changes therein permitted by this Agreement), and NVC and the Shareholders shall have performed or complied with all covenants and conditions required by this Agreement to be performed or complied with by NVC and the Shareholders prior to or at the Closing. OraLabs shall be furnished with a certificate, signed by a duly authorized officer of NVC and dated the Closing Date, to the foregoing effect.

         6.2 OFFICER'S CERTIFICATES. OraLabs shall have been furnished with a certificate dated the Closing Date and signed by a duly authorized officer of NVC to the effect that no litigation, proceeding, investigation, or inquiry is pending or, to the best knowledge of NVC threatened, which might result in an action to enjoin or prevent the consummation of the transactions contemplated by this Agreement, or, to the extent not disclosed in the NVC Schedules, by or against NVC which might result in any material adverse change in any of the assets, properties, business, or operations of NVC and its wholly-owned subsidiary, NVCI.

         6.3 NO MATERIAL ADVERSE CHANGE. Prior to the Closing Date, there shall not have occurred any material adverse change in the financial condition, business, or operations of NVC and its wholly-owned subsidiary, NVCI, nor shall any event have occurred which, with the lapse of time or the giving of notice, may cause or create any material adverse change in the financial condition, business, or operations of NVC and its wholly-owned subsidiary, NVCI.

         6.4 OFFICER AND DIRECTOR QUESTIONNAIRES. OraLabs shall have received officer and director questionnaires completed and signed by each executive officer and director of NVC in form and substance reasonably satisfactory to OraLabs and its counsel which shall contain information for use by OraLabs in reporting the transaction contemplated hereby on Form 8-K and in Schedule 14A or 14C to be filed with the Securities and Exchange Commission.

         6.5  OTHER ITEMS.

         (a) OraLabs shall have received a members' list of NVC containing the name, address, and number of shares held by each NVC shareholder as of the date of Closing certified by an executive officer of NVC as being true, complete, and accurate.

         (b) OraLabs shall have received such further documents, certificates, or instruments relating to the transactions contemplated hereby as OraLabs may reasonably request.

         6.6 FAIRNESS OPINION. The Board of Directors of OraLabs shall have received a fairness opinion satisfactory to it that remains in effect as of the time of Closing.

         6.7 PERFORMANCE. Each of the covenants and agreements of NVC and the Shareholders to be performed or complied with on or before Closing pursuant to the terms of this Agreement shall have been duly performed and complied with.

         6.8 NO GOVERNMENTAL ACTION. No governmental agency or body shall have taken any action or made any request of OraLabs, NVC or the Shareholders, as a result of which OraLabs deems it inadvisable to proceed with the transaction, including without limitation that the SEC has not objected to the use of the Proxy Statement or Information Statement at the meeting of the shareholders of OraLabs and has not otherwise objected to the completion of the transactions contemplated by this Agreement.

         6.9 CONSENTS. All consents to the consummation of the transactions contemplated by this Agreement that are required in order to prevent a breach of or a default under the terms of any instrument to which NVC or the Shareholders is a party or is bound shall have been obtained.

         6.10 APPROVAL BY ORALABS SHAREHOLDERS. The transactions contemplated by this Agreement shall have been approved at a shareholder meeting of OraLabs at which a quorum of the shareholders is present by person or by proxy, and such approval shall have been given by a majority of the shares voted at the meeting.

         6.11 DUE DILIGENCE. OraLabs must be satisfied in its sole and absolute discretion with the results of its due diligence investigation of NVC. Failure to notify NVC within 30 days following mutual execution of this Agreement, that OraLabs is not satisfied with the results of its due diligence investigation of NVC, shall constitute a waiver of this paragraph.

         6.12 ACCOUNTANT'S LETTER. OraLabs shall have received a "comfort" letter from NVC's independent auditors, Murrell, Hall, McIntosh & Co., PLLP covering the period from December 31, 2004 until that day which is no more than ten days prior to the date of Closing, in a form reasonably satisfactory to counsel for OraLabs.

         6.13. LEGAL OPINION. OraLabs shall have received a legal opinion from an attorney authorized to practice in the Hong Kong Special Administrative Region in The People's Republic of China, that (i) NVC is a company duly organized, validly existing, and in good standing under the laws of the Hong Kong Special Administrative Region in The People's Republic of China ("PRC");
(ii) NVC has the power and is duly authorized, qualified, franchised, and licensed under all applicable laws, regulations, ordinances, and orders of public authorities to own all of its properties and assets and to carry on its business in all material respects as it is now being conducted, including qualification to do business as a foreign corporation in jurisdictions in which the character and location of the assets owned by it or the nature of the business transacted by it requires qualification; (iii) the execution and delivery of this Agreement does not, and the consummation of the transactions contemplated by this Agreement in accordance with the terms hereof will not, violate any provision of NVC's organizational documents; (iv) NVC has taken all action required by laws, its articles of organization, certificate of business registration, or otherwise to authorize the execution and delivery of this Agreement; (v) NVC has full power, authority, and legal right and has taken all action required by law, and otherwise to consummate the transactions herein contemplated; and (vi) no authorization, approval, consent, or order of, or registration, declaration, or filing with, any court or other governmental body is required in connection with the execution and delivery by NVC of this Agreement and the consummation by NVC of the transactions contemplated hereby, and specifically that the exchange of the NVC Stock for the OraLabs Stock requires no such consents and will be legally binding upon NVC.

         6.14 NUMBER OF DISSENTERS. The number of shares that shall be the subject of dissenters' rights exercised by any of the shareholders of OraLabs shall not exceed 100,000.

         Any of the above conditions can be waived by OraLabs in the exercise of its sole discretion.

                                   ARTICLE VII
                     CONDITIONS PRECEDENT TO OBLIGATIONS OF
                            NVC AND THE SHAREHOLDERS

         The obligations of NVC and the Shareholders under this Agreement are subject to the satisfaction, at or before the Closing Date, of the following conditions, and if NVC and the Shareholders shall not consummate the transactions contemplated by this Agreement by reason of the failure of any of such conditions to be met, they will have no liability to OraLabs:

         7.1 ACCURACY OF REPRESENTATIONS. The representations and warranties made by OraLabs in this Agreement were true when made and shall be true as of the Closing Date (except for changes therein permitted by this Agreement) with the same force and effect as if such representations and warranties were made at and as of the Closing Date, and OraLabs shall have performed and complied with all covenants and conditions required by this Agreement to be performed or complied with by OraLabs prior to or at the Closing. NVC shall have been furnished with a certificate, signed by a duly authorized executive officer of OraLabs and dated the Closing Date, to the foregoing effect.

         7.2 STOCKHOLDER APPROVAL. The stockholders of OraLabs shall have approved this Agreement, the transactions contemplated hereby, and the other matters described in Section 5.1.

         7.3 OFFICER'S CERTIFICATE. NVC shall have been furnished with a certificate dated the Closing Date and signed by a duly authorized executive officer of OraLabs to the effect that no litigation, proceeding, investigation, or inquiry is pending or, to the best knowledge of OraLabs threatened, which might result in an action to enjoin or prevent the consummation of the transactions contemplated by this Agreement.

         7.4 NO MATERIAL ADVERSE CHANGE. Prior to the Closing Date, there shall not have occurred any material adverse change in the financial condition, business, or operations of OraLabs nor shall any event have occurred which, with the lapse of time or the giving of notice, may cause or create any material adverse change in the financial condition, business, or operations of OraLabs.

         7.5 GOOD STANDING. OraLabs shall have received a certificate of good standing from the Secretary of State of the State of Colorado or other appropriate office, dated as of a date within ten days prior to the Closing Date certifying that OraLabs is in good standing as a corporation in the State of Colorado and has filed all tax returns required to have been filed by it to date and has paid all taxes reported as due thereon.

         7.6  OTHER ITEMS.

         (a) NVC shall have received a shareholders' list of OraLabs from its transfer agent, current at least within ten (10) days prior to Closing, containing the name, address and number of shares held by each such OraLabs shareholder, certified by a representative of the transfer agent as being true, complete and accurate.

         (b) NVC shall have received such further documents, certificates, or instruments relating to the transactions contemplated hereby as NVC may reasonably request.

         7.7 PERFORMANCE. Each of the covenants and agreements of OraLabs to be performed or complied with on or before Closing pursuant to the terms of this Agreement shall have been duly performed and complied with.

         7.8 NO GOVERNMENTAL ACTION. No governmental agency or body shall have taken any action or made any request of NVC, the Shareholders or OraLabs, as a result of which NVC deems it inadvisable to proceed with the transaction, including without limitation that the SEC has not objected to the use of the Proxy Statement or Information Statement at the meeting of the shareholders of OraLabs and has not otherwise objected to the completion of the transactions contemplated by this Agreement.

         7.9 CONSENTS. All consents to the consummation of the transactions contemplated by this Agreement that are required in order to prevent a breach of or a default under the terms of any instrument to which OraLabs is a party or is bound shall have been obtained.

         7.10 APPROVAL BY ORALABS SHAREHOLDERS. The transactions contemplated by this Agreement shall have been approved at a shareholder meeting of OraLabs at which a quorum of the shareholders is present by person or by proxy, and such approval shall have been given by a majority of the shares voted at the meeting.

         7.11 DUE DILIGENCE. NVC must be satisfied in its sole and absolute discretion with the results of its due diligence investigation of OraLabs. Failure to notify OraLabs within 30 days following mutual execution of this Agreement, that NVC is not satisfied with the results of its due diligence investigation of OraLabs, shall constitute a waiver of this paragraph.

         Any of the above conditions can be waived by NVC or the Shareholders in their sole and absolute discretion.

                                  ARTICLE VIII
                                   TERMINATION
         8.1  TERMINATION.

         (a) This Agreement may be terminated by the board of directors of OraLabs or by the owners of NVC, shown on Schedule 1A attached hereto, at any time prior to the Closing Date if: (i) there shall be any actual or threatened action or proceeding before any court or any governmental body which shall seek to restrain, prohibit, or invalidate the transactions contemplated by this Agreement and which, in the judgment of such board of directors, made in good faith and based on the advice of its legal counsel, makes it inadvisable to proceed with the exchange contemplated by this Agreement; or (ii) any of the transactions contemplated hereby are disapproved by any regulatory authority whose approval is required to consummate such transactions or in the judgment of such board of directors, made in good faith and based on the advice of counsel, there is substantial likelihood that any such approval will not be obtained or will be obtained only on a condition or conditions which would be unduly burdensome, making it inadvisable to proceed with the exchange.. In the event of termination pursuant to this paragraph (a) of section 8.1, no obligation, right, or liability shall arise hereunder, and each party shall bear all of the expenses incurred by it in connection with the negotiation, drafting, and execution of this Agreement and the transactions herein contemplated, subject to Section 9.4.

         (b) This Agreement may be terminated at any time prior to the Closing by action of the board of directors of OraLabs if NVC shall fail to comply in any material respect with any of its covenants or agreements contained in this Agreement or if any of the representations or warranties of NVC contained herein shall be inaccurate in any material respect, or if there shall have been any change after the date of the latest balance sheets of NVC, in the assets, properties, business, or financial condition of NVC, which could have a materially adverse affect on the value of the business of NVC, except any changes disclosed in the NVC Schedules, dated as of the date of execution of this Agreement. If this Agreement is terminated pursuant to this paragraph (b) of section 8.1, this Agreement shall be of no further force or effect, and no obligation, right, or liability shall arise hereunder, except that NVC shall bear its own costs in connection with the negotiation, preparation, and execution of this Agreement, subject to Section 9.4.

         (c) This Agreement may be terminated at any time prior to the Closing by action of the owners of NVC, shown on Schedule 1A attached hereto, if OraLabs shall fail to comply in any material respect with any of its covenants or agreements contained in this Agreement or if any of the representations or warranties of OraLabs contained herein shall be inaccurate in any material respect. If this Agreement is terminated pursuant to this paragraph (c) of section 8.1, this Agreement shall be of no further force or effect, and no obligation, right, or liability shall arise hereunder, except that OraLabs shall bear its own costs incurred in connection with the negotiation, preparation, and execution of this Agreement, subject to Section 9.4.

         (d) This Agreement may be terminated by either party if the transactions shall not have been consummated by June 30, 2005, which date will be extended to July 31, 2005 if the Proxy Statement or Information Statement has not then been cleared by the SEC or if such Statement was not cleared by the SEC by June 30, 2005, in either of which events such date may be extended at the written election of either party for a period not to exceed sixty days, or which date may in any case be extended by mutual agreement of the parties in writing. Provided, however, that the right to terminate the Agreement under this paragraph will not be available to a party whose action or failure to act has contributed to the failure of the transactions to be consummated on or before such date and such action or failure to act constitutes a material breach of this Agreement.

         (e) This Agreement may be terminated by either party if within 30 days after mutual execution of this Agreement, such party gives written notice to the other that it is not satisfied, in its sole and absolute discretion, with the results of its due diligence investigation of the other party.

                                   ARTICLE IX
                                  MISCELLANEOUS

         9.1 BROKERS. OraLabs and NVC agree that there were no finders or brokers involved in bringing the parties together or who were instrumental in the negotiation, execution, or consummation of this Agreement. OraLabs and NVC each agree to indemnify the other against any claim by any third person for any commission, brokerage, or finders' fee arising from the transactions contemplated hereby based on any alleged agreement or understanding between the indemnifying party and such third person, whether express or implied from the actions of the indemnifying party.

         9.2 GOVERNING LAW. This Agreement shall be governed by, enforced, and construed under and in accordance with the laws of the United States of America and, with respect to matters of state law, with the internal laws of the State of Colorado without giving effect to its choice of law rules. Except as stated at the end of this paragraph, any dispute, controversy or claim arising under or in any way related to this Agreement or the breach thereof shall only be submitted to and settled by binding arbitration before a single arbitrator by the American Arbitration Association in accordance with the Association's commercial rules then in effect. The arbitration (or legal proceedings described at the end of this paragraph) will only be conducted in Denver, Colorado, which the parties agree is the exclusive venue for the proceedings. Judgment upon the award rendered by the arbitrators may be entered in any court having jurisdiction thereof. The arbitrator may award reasonable attorneys fees to the prevailing party, or if the arbitrator believes that more than one party has prevailed in separate aspects of the arbitration, the arbitrator may award attorneys fees as it deems appropriate. Notwithstanding the foregoing, either party may institute litigation in connection with seeking to enforce rights under Section 9.5 below.

         9.3 NOTICES. Any notices or other communications required or permitted hereunder shall only be sufficiently given if in writing and hand delivered to it, sent by overnight delivery by a courier service of United States and international recognition (such as Federal Express, DHL or UPS) that provides international delivery, expenses prepaid, or by facsimile addressed as follows:


If to OraLabs, to:         OraLabs Holding Corp.
                           c/o Michael Friess, Authorized Director
                           5353 Manhattan Circle, Suite 101 Boulder, CO  80303
                           Telephone:  (303) 499-6000 x18
                           Facsimile:  (303) 499-6666
                           Email:  friessco@aol.com

With copies to:            Douglas B. Koff, Esq.
                           Koff, Corn & Berger, P.C.
                           303 E. 17th Street, Suite 940
                           Denver, Colorado 80203-1262
                           Telephone: 303.861.1166
                           Facsimile: 303.861.0601
                           Email: dkoff@wckblaw.com

If to NVC, or any one or more
Shareholder, to:  NVC Lighting Investment Holdings Limited
                           c/o Mr. Chang-Jiang Wu and Ms. Tracy Yun Hung Suite A-C, 20/F Neich Tower
                           128 Gloucester Road, Wan Chai
                           Hong Kong, The People's Republic of China
                           Telephone: 011.852.2517.6226
                           Facsimile: 011.852.2548.7788
                           Email: yunhung@hkaudit.com

With copies to:            Stephen A. Zrenda, Jr., Esq.
                           Stephen A. Zrenda, Jr., P.C.
                           100 N. Broadway Avenue, Suite 2440
                           Oklahoma City, OK 73102-8608
                           Telephone: 405.235.2111
                           Facsimile: 915.975.8003
                           Email: zrendaesq@aol.com

And
                           Tracy Wan
                           Belmont Capital Group Limited
                           Suite A-C, 20/F Neich Tower
                           128 Gloucester Road, Wan Chai
                           Hong Kong, The People's Republic of China
                           Telephone:  011.852.2517.6226
                           Facsimile:  011.852.2548.7788
                           Email:  yunhung@hkaudit.com
or such other addresses as shall be furnished in writing by any party in the manner for giving notices hereunder. Each notice or other communication shall only be effective and deemed to have been received (i) if given by facsimile, one business day after such facsimile is transmitted to the facsimile number specified above, and confirmation of delivery by the sender's machine is given,
(ii) if given by hand delivery, the date of delivery as evidenced by a written receipt, or (iii) if given by a courier service, the third business day following the business day of deposit with such service, with shipping charges for the most expedited delivery prepaid or prearranged. As used herein, a "business day" means Mondays through Fridays, excluding days (at the location where the notice is to be delivered) that are national bank holidays. Notice to NVC shall be deemed to be notice to all Shareholders for all purposes.

         9.4 ATTORNEYS' FEES. In the event that any party institutes any arbitration proceeding or a litigation proceeding under Section 9.5 to interpret or enforce this Agreement or to secure relief from any default hereunder or breach hereof, the breaching party or parties shall reimburse the nonbreaching party or parties for all costs, including reasonable attorneys' fees, incurred in connection therewith and in enforcing or collecting any judgment rendered therein.

         9.5 CONFIDENTIALITY. OraLabs on the one hand, and NVC and the Shareholders on the other hand, agree that for a period of five (5) years from and after the date of this Agreement (regardless of whether the transactions contemplated hereby are consummated), each will hold, and will cause its directors, officers, employees, affiliates, consultants and advisers (collectively, "Representatives") to hold, in confidence all documents and information furnished to it (the "Receiving Party") by or on behalf of the other party (the "Disclosing Party") either before or after such date, in connection with the transactions contemplated by this Agreement (the "Confidential Material"). Each party agrees that it will use the Confidential Material solely for the purpose of the transactions contemplated by this Agreement (including without limitation descriptions or attachments of Confidential Material in any press releases and public filings that OraLabs determines are necessary or advisable to comply with applicable securities laws or as required by law) and it will not use the Confidential Material in any way detrimental to the other party. In the event that either party is requested in any proceeding to disclose any Confidential Material, such party shall give the other party prompt notice of such request so that the other party may seek an appropriate protective order. If, in the absence of a protective order, a party is nonetheless compelled to disclose Confidential Material, such party may disclose such information without liability hereunder; provided, however, that such party will give the other party written notice of the information to be disclosed as far in advance of its disclosure as is practicable and, upon the request of and at the expense of such other party, such party will use commercially reasonable efforts to obtain assurances that confidential treatment will be accorded to such information. The term "Confidential Material" shall not include information that was or becomes generally available on a non-confidential basis provided that the source of such information was not bound by a confidentiality agreement. Without granting any right or license, the Disclosing Party agrees that the foregoing shall not apply to any information that the Receiving Party can document: (i) is (through no improper action or inaction by the Receiving Party or any affiliate, agent, consultant or employee) generally available to the public, or (ii) was in its possession or known by it prior to receipt from the Disclosing Party, or
(iii) was rightfully disclosed to it by a third party without restriction, provided the Receiving Party complies with any restrictions imposed by the third party, or (iv) was independently developed without use of any Confidential Material of the Disclosing Party by employees of the Receiving Party who have had no access to such information. The parties agree that because money damages may not be a sufficient remedy for any breach of the foregoing covenants and agreements, the Disclosing Party shall be entitled to specific performance and injunctive and other equitable relief as a remedy for any such breach of this Agreement in addition to all monetary remedies available at law or in equity.

         9.6 EXPENSES OF STOCK EXCHANGE. OraLabs and NVC agree that they will each bear their own costs and expenses in negotiating and closing the transactions contemplated by this Agreement, including but not limited to, attorneys' fees, except as otherwise expressly provided in this Agreement.

         9.7 SCHEDULES; KNOWLEDGE. Each party is presumed to have full knowledge of all information set forth in the other party's schedules (or substitutes therefor as expressly provided in this Agreement) delivered pursuant to this Agreement.

         9.8 THIRD PARTY BENEFICIARIES. This contract is solely between OraLabs, NVC and the Shareholders and, except as specifically provided, no director, officer, stockholder, member, employee, agent, independent contractor, or any other person or entity shall be deemed to be a third party beneficiary of this Agreement.

         9.9 ENTIRE AGREEMENT. This Agreement represents the entire agreement between the parties relating to the subject matter hereof, including this Agreement alone fully and completely expresses the agreement of the parties relating to the subject matter hereof. There are no other courses of dealing, understandings, agreements, representations, or warranties, written or oral, except as set forth herein. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision. Captions appearing in this Agreement are for convenience only and shall not be deemed to explain, limit or amplify the provisions of this Agreement.

         9.10 SURVIVAL; TERMINATION. All representations, agreements, warranties and indemnities in this Agreement shall survive only for a period of one year following the Closing Date or termination of this Agreement (except that the provisions of Section 9.5 survive for a period of five years after the date of this Agreement), notwithstanding any investigation by or on behalf of any party, and will be null and void unless arbitration (or litigation under Section 9.5) is brought with respect thereto within one month after the expiration of survival. In addition, all other provisions of this Agreement which by their terms are to be performed after the Closing Date will survive for a period of one year following the Closing Date.

         9.11 COUNTERPARTS. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original and all of which taken together shall be but a single instrument.

         9.12 AMENDMENT OR WAIVER. Every right and remedy provided herein shall be cumulative with every other right and remedy, whether conferred herein, at law, or in equity, and may be enforced concurrently herewith, and no waiver by any party of the performance of any obligation by the other shall be construed as a waiver of the same or any other default then, theretofore, or thereafter occurring or existing. At any time prior to the Closing Date, this Agreement may be amended by a writing signed by all parties hereto, with respect to any of the terms contained herein, and any term or condition of this Agreement may be waived or the time for performance hereof may be extended by a writing signed by the party or parties for whose benefit the provision is intended.

         9.13 ASSIGNABILITY. This Agreement shall not be assignable by either party without the prior written consent of the other party, which may be withheld in the other party's exercise of its sole discretion. This Agreement shall inure to the benefit of and be enforceable by the permitted successors and assigns of the parties.

         9.14 DRAFTS. The submittal of drafts and redrafts of this Agreement or of any other instrument(s) between the parties does not impose any legal obligation upon any party, which will arise only at such time as the parties choose in the exercise of their sole discretions to execute this Agreement.

         IN WITNESS WHEREOF, the corporate parties hereto have caused this Agreement to be executed by their respective officers, hereunto duly authorized, as of the date first above-written.

                                                     ORALABS HOLDING CORP.

ATTEST:                                     By: Michael I. Friess,
                                               -------------------------------
                                                Michael I. Friess,
                                                authorized director
By:___________________________
         Secretary
                                            NVC LIGHTING INVESTMENT
                                            HOLDINGS LIMITED

                                            By: Chang-Jiang Wu
                                               -------------------------------
                                                 Chang-Jiang Wu, President



NVC Shareholders:
                                            ----------------------------------
                                             Chang-Jiang Wu

                                            ----------------------------------
                                             Yong-Hong Wu

                                            ----------------------------------
                                             Du Gang

         The signature of the undersigned is to evidence its obligation to comply with the provisions of Sections 5.9(c) and 5.12 applicable to it:

                                            ORALABS, INC.,
                                            a Colorado corporation

                                            ----------------------------------
                                            Gary H. Schlatter, President

The signature of the undersigned is solely for the purpose of evidencing his obligation to comply with the provisions of Recital D and Section 1.1 applicable to him, and the undersigned makes no other representations, warranties or indemnities of any kind:

                                            GARY H. SCHLATTER, Individually

                                            ----------------------------------
                                            Gary H. Schlatter

                                  Schedule 1(a)

                                       to

                            STOCK EXCHANGE AGREEMENT

                             Dated February 23, 2005


         The following persons are the sole members and owners of the ordinary shares of NVC, which are all of the outstanding securities of NVC:

                  NAME                         PERCENT OF OWNERSHIP

         1. Chang-Jiang Wu                            33.34%

         2. Yong-Hong Hu                              33.33%

         3. Gang Du                                   33.33%

                                  Schedule 1(b)

                                       to

                            STOCK EXCHANGE AGREEMENT

                             Dated February 23, 2005

         The common shares of common stock of OraLabs to be issued under the terms of the Stock Exchange Agreement shall be issued as follows:

          NAME                                                 NUMBER OF SHARES

 1.       Chang-Jiang Wu
          Suites A-C, 20th Floor Neich Tower                   ________________
          128 Gloucester Road, Wanchai
          Hong Kong, The People's Republic of China

 2.       Yong-Hong Hu                                         ________________
          Suites A-C, 20th Floor Neich Tower
          128 Gloucester Road, Wanchai
          Hong Kong, The People's Republic of China

 3.       Gang Du                                              ________________
          Suites A-C, 20th Floor Neich Tower
          128 Gloucester Road, Wanchai
          Hong Kong, The People's Republic
          of China

 4.       Belmont Capital Group Limited                        ________________
          Suite A-C, 20/F Neich Tower
          128 Gloucester Road, Wanchai
          Hong Kong, The People's Republic of China

 5.       Tao Niu                                              ________________
          Suites A-C, 20th Floor Neich Tower
          128 Gloucester Road, Wanchai
          Hong Kong, The People's Republic
          of China

 6.       China Venture Partners                               ________________
          RR3 Box 3087
          East Stroudbury, PA 18301
          USA

                                   Schedule 2
                (OraLabs Options and Commitments per Section 4.6)

         Options under the incentive stock option plan for employees and under the Non-Employee Directors' Option Plan as described in OraLabs' Form 10-KSB/A for the fiscal year ended December 31, 2003.

                                   Schedule 3
             (Proposed 2005 Stock Option, SAR and Stock Bonus Plan)

                              ORALABS HOLDING INC.
                   2005 STOCK OPTION, SAR AND STOCK BONUS PLAN



                                    ARTICLE 1

                               GENERAL PROVISIONS

1.1 PURPOSE. The purpose of the OraLabs Holding Inc. 2005 Stock Option, SAR and Stock Bonus Plan (the "Plan") shall be to attract, retain and motivate directors, officers, employees and independent consultants (the "Participants") of OraLabs, Inc. (the "Company") and its subsidiaries, if any, by way of granting (i) non-qualified stock options ("Stock Options"), (ii) non-qualified stock options with stock appreciation rights attached ("Stock Option SARs"),
(iii) incentive stock options ("ISO Options"), (iv) ISO Options with stock appreciation rights attached ("ISO Option SARs"), and (v) stock bonuses. For the purpose of this Plan, Stock Option SARs and ISO Option SARs are sometimes collectively herein called "SARs;" and Stock Options and ISO Options are sometimes collectively herein called "Options." The ISO Options to be granted under the Plan are intended to be qualified pursuant to Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"); and the Stock Options to be granted are intended to be "non-qualified stock options" as described in Sections 83 and 421 of the Code. Furthermore, under the Plan, the terms "parent" and "subsidiary" shall have the same meaning as set forth in Subsections (e) and
(f) of Section 425 of the Code unless the context herein clearly indicates to the contrary.

1.2 GENERAL. The terms and provisions of this Article I shall be applicable to Stock Options, SARs and ISO Options unless the context herein clearly indicates to the contrary.

1.3 ADMINISTRATION OF THE PLAN. The Plan shall be administered by the Stock Plan Committee (the "Committee") appointed by the Board of Directors (the "Board") of the Company and consisting of at least two (2) members from the Board. The initial members of the Stock Option Committee shall be _______________________________ and _________________________. The member(s) of the Committee shall serve at the pleasure of the Board. The Committee shall have the power where consistent with the general purpose and intent of the Plan to
(i) modify the requirements of the Plan to conform with the law or to meet special circumstances not anticipated or covered in the Plan, (ii) suspend or discontinue the Plan, (iii) establish policies and (iv) adopt rules and regulations and prescribe forms for carrying out the purposes and provisions of the Plan including the form of any "stock option agreements" ("Stock Option Agreements"). Unless otherwise provided in the Plan, the Committee shall have the authority to interpret and construe the Plan, and determine all questions arising under the Plan and any agreement made pursuant to the Plan. Any interpretation, decision or determination made by the Committee shall be final, binding and conclusive. A majority of the Committee shall constitute a quorum, and an act of the majority of the members present at any meeting at which a quorum is present shall be the act of the Committee.

1.4 SHARES SUBJECT TO THE PLAN. Shares of stock ("Stock") covered by Stock Options, SARs, ISO Options and stock bonuses shall consist of 2,000,000 shares of the Common Stock, $.001 par value, of the Company. Either authorized and unissued shares or treasury shares may be delivered pursuant to the Plan. If any Option for shares of Stock, granted to a Participant lapses, or is otherwise terminated, the Committee may grant Stock Options, SARs, ISO Options and stock bonuses for such shares of Stock to other Participants. However, neither Stock Options, SARs nor ISO Options shall be granted again for shares of Stock which have been subject to SARs which are surrendered in exchange for cash or shares of Stock issued pursuant to the exercise of SARs as provided in Article II hereof.

1.5 PARTICIPATION IN THE PLAN. The Committee shall determine from time to time those Participants who are to be granted Stock Options, SARs, ISO Options and stock bonuses and the number of shares of Stock covered thereby. Directors who are not employees of the Company or of a subsidiary shall not be eligible to participate in the in ISO Options or ISO in Option SARs. During any period that the Committee is comprised of less than three Directors each of whom is a Disinterested Director, the maximum number of shares of Stock for which employee-Directors may be granted options in any calendar year shall not exceed 10 percent (10%) of the aggregate number of shares of Stock with respect to which Options may be granted under the Plan.

1.6 DETERMINATION OF FAIR MARKET VALUE. As used in the Plan, "fair market value" shall mean on any particular day (i) if the Stock is listed or admitted for trading on any national securities exchange or the National Market System of the National Association of Securities Dealers, Inc. Automated Quotation System, the last sale price, or if no sale occurred, the mean between the closing high bid and low asked quotations, for such day of the Stock on the principal securities exchange on which shares of Stock are listed, (ii) if Stock is not traded on any national securities exchange but is quoted on the National Association of Securities Dealers, Inc., Automated Quotation System, or any similar system of automated dissemination of quotations or securities prices in common use, the mean between the closing high bid and low asked quotations for such day of the Stock on such system, (iii) if neither clause (i) nor (ii) is applicable, the mean between the high bid and low asked quotations for the Stock as reported by the National Quotation Bureau, Incorporated if at least two securities dealers have inserted both bid and asked quotations for shares of the Stock on at least five (5) of the ten (10) preceding days, (iv) in lieu of the above, if actual transactions in the shares of Stock are reported on a consolidated transaction reporting system, the last sale price of the shares of Stock on such system or,
(v) if none of the conditions set forth above is met, the fair market value of shares of Stock as determined by the Board. Provided, for purposes of determining "fair market value" of the Common Stock of the Company, such value shall be determined without regard to any restriction other than a restriction which will never lapse.

1.7 ADJUSTMENTS UPON CHANGES IN CAPITALIZATION. The aggregate number of shares of Stock under Stock Options and ISO Options granted under the Plan, the Option Price and the ISO Price and the total number of shares of Stock which may be purchased by a Participant on exercise of a Stock Option and an ISO Option shall be approximately adjusted by the Committee to reflect any recapitalization, stock split, merger, consolidation, reorganization, combination, liquidation, stock dividend or similar transaction involving the Company except that a dissolution or liquidation of the Company or a merger or consolidation in which the Company is not the surviving or the resulting corporation, shall cause the Plan and any Stock Option, SAR or ISO Option granted thereunder, to terminate upon the effective date of such dissolution, liquidation, merger or consolidation. Provided, that for the purposes of this Section 1.7, if any merger, consolidation or combination occurs in which the Company is not the surviving corporation and is the result of a mere change in the identity, form or place of organization of the Company accomplished in accordance with Section 368(a)(1)(F) of the Code, then, such event will not cause a termination. Appropriate adjustment may also be made by the Committee in the terms of a SAR to reflect any of the foregoing changes.

1.8 AMENDMENT AND TERMINATION OF THE PLAN. The Plan shall terminate at midnight, February____, 2008, but prior thereto may be altered, changed, modified, amended or terminated by written amendment approved by the Board. Provided, that no action of the Board may, without the approval of the shareholders, increase the aggregate number of shares of Stock which may be purchased under Stock Options, SARs or ISO Options or stock bonuses granted under the Plan; withdraw the administration of the Plan from the Committee; amend or alter the Option Price or ISO Price, as applicable; change the manner of computing the spread upon the exercise of a SAR or amend the Plan in any manner which would impair the applicability of Rule 16b-3 under the Securities Exchange Act of 1934, as amended, to the Plan. Except as provided in this Article I, no amendment, modification or termination of the Plan shall in any manner adversely affect any Stock Option, SAR or ISO Option theretofore granted under the Plan without the consent of the affected Participant.

1.9 EFFECTIVE DATE. The Plan shall be effective February ____, 2005, subject to approval by the holders of a majority of the Common Stock of the Company entitled to vote at a meeting called for such purpose. The Plan will terminate at midnight on February ____, 2008.

1.10 SECURITIES LAW REQUIREMENTS. The Company shall have no obligation or liability to issue any Stock hereunder unless the issuance of such shares would comply with any applicable federal or state securities laws or any other applicable law or regulations thereunder, including but not limited to the effectiveness of a Form S-8 registration statement filed with the U.S. Securities Exchange Commission.

1.11 SEPARATE CERTIFICATES. Separate certificates representing the Common Stock of the Company to be delivered to a Participant upon the exercise of any Stock Option, SAR, or ISO Option will be issued to such Participant.

1.12 PAYMENT FOR STOCK; RECEIPT OF STOCK OR CASH IN LIEU OF PAYMENT.

         (A) PAYMENT FOR STOCK. Payment for shares of Stock purchased under this Plan shall be made in full and in cash or check made payable to the Company. Provided, payment for shares of Stock purchased under this Plan may also be made in Common Stock of the Company or a combination of cash and Common Stock of the Company in the event that the purchase of shares is pursuant to the exercise of rights under an SAR attached to the Option and which is exercisable on the date of exercise of the Option. In the event that Common Stock of the Company is utilized in consideration for the purchase of Stock upon the exercise of a Stock Option or an ISO Option, then, such Common Stock shall be valued at the "fair market value" as defined in Section 1.6 of the Plan.

         (B) In the alternative, the Committee is authorized to agree to accept an assignment of the proceeds from the sale of the Common Stock to be issued to a Participant for the payment of the option price, if daily executed by a Participant so notarized in sub form deemed necessary and appropriate by The Company in its sole description and acknowledged by the broker-dealer retained by the Participant for a resale of The Common Stock of The Company.
         (C) RECEIPT OF STOCK OR CASH IN LIEU OF PAYMENT. Furthermore, a Participant may exercise an Option without payment of the Option Price or ISO Price in the event that the exercise is pursuant to rights under an SAR attached to the Option and which is exercisable on the date of exercise of the Option. In the event an Option with an SAR attached is exercised without payment of the Option Price or ISO Price, the Participant shall be entitled to receive either
(i) a cash payment from the Company equal to the excess of the total fair market value of the shares of Stock on such date as determined with respect to which the Option is being exercised over the total cash Option Price or ISO Price of such shares of Stock as set forth in the Option or (ii) that number of whole shares of Stock as is determined by dividing (A) an amount equal to the fair market value per share of Stock on the date of exercise into (B) an amount equal to the excess of the total fair market value of the shares of Stock on such date with respect to which the Option is being exercised over the total cash Option Price or ISO Price of such shares of Stock as set forth in the Option, and fractional shares will be rounded to the next lowest number and the Participant will receive cash in lieu thereof.

1.13 INCURRENCE OF DISABILITY AND RETIREMENT. A Participant shall be deemed to have terminated employment or consulting and incurred a disability ("Disability") if such Participant suffers a physical or mental condition which, in the judgment of the Committee, totally and permanently prevents a Participant from engaging in any substantial gainful employment or consulting with the Company or a subsidiary. A Participant shall be deemed to have terminated employment as an employee or a consultant due to retirement ("Retirement") if such Participant ceases to be an employee or a consultant of the Company or its subsidiary, without cause, after attaining the age of 65.

1.14 STOCK OPTIONS AND ISO OPTIONS GRANTED SEPARATELY. Since the Committee is authorized to grant Stock Options, SARs and ISO Options to Participants, the grant thereof and Stock Option Agreements relating thereto will be made separately and totally independent of each other. Except as it relates to the total number of shares of Stock which may be issued under the Plan, the grant or exercise of a Stock Option or SARs shall in no manner affect the grant and exercise of any ISO Options. Similarly, the grant and exercise of any ISO Option shall in no manner affect the grant and exercise of any Stock Option or SARs.

1.15 GRANTS OF OPTIONS AND STOCK OPTION AGREEMENT. Each Stock Option, ISO Option and/or SAR granted under this Plan shall be evidenced by the minutes of a meeting of the Committee or by the written consent of the Committee and by a written Stock Option Agreement effective on the date of grant and executed by the Company and the Participant. Each Option granted hereunder shall contain such terms, restrictions and conditions as the Committee may determine, which terms, restrictions and conditions may or may not be the same in each case.

1.16 USE OF PROCEEDS. The proceeds received by the Company from the sale of Stock pursuant to the exercise of Options granted under the Plan shall be added to the Company's general funds and used for general corporate purposes.

1.17 NON-TRANSFERABILITY OF OPTIONS. Except as otherwise herein provided, any Option or SAR granted shall not be transferable otherwise than by will or the laws of descent and distribution, and the Option may be exercised, during the lifetime of the Participant, only by him or her. More particularly (but without limiting the generality of the foregoing), the Option and/or SAR may not be assigned, transferred (except as provided above), pledged or hypothecated in any way, shall not be assignable by operation of law and shall not be subject to execution, attachment, or similar process. Any attempted assignment, transfer, pledge, hypothecation, or other disposition of the Option and/or SAR contrary to the provisions hereof shall be null and void and without effect.

1.18 ADDITIONAL DOCUMENTS ON DEATH OF PARTICIPANT. No transfer of an Option and/or SAR by the Participant by will or the laws of descent and distribution shall be effective to bind the Company unless the Company shall have been furnished with written notice and an unauthenticated copy of the will and/or such other evidence as the Committee may deem necessary to establish the validity of the transfer and the acceptance by the successor to the Option and/or SAR of the terms and conditions of such Option and/or SAR.

1.19 CHANGES IN EMPLOYMENT. So long as the Participant shall continue to be an employee or consultant of the Company or any one of its subsidiaries, any Option granted to him shall not be affected by any change of duties or position. Nothing in the Plan or in any Stock Option Agreement which relates to the Plan shall confer upon any Participant any right to continue in the employ as an employee or consultant of the Company or of any of its subsidiaries, or interfere in any way with the right of the Company or any of its subsidiaries to terminate his employment or consulting arrangement at any time.

1.20 SHAREHOLDER RIGHTS. No Participant shall have a right as a shareholder with respect to any shares of Stock subject to an Option prior to the purchase of such shares of Stock by exercise of the Option.

1.21 RIGHT TO EXERCISE UPON COMPANY CEASING TO EXIST. Where dissolution or liquidation of the Company or any merger consolidation or combination in which the Company is not the surviving corporation occurs, the Participant shall have the right immediately prior to such dissolution, liquidation, merger, consolidation or combination, as the case may be, to exercise, in whole or in part, his then remaining Options whether or not then exercisable, but limited to that number of shares that can be acquired without causing the Participant to have an "excess parachute payment" as determined under Section 280G of the Code determined by taking into account all of Participant's "parachute payments" determined under Section 280G of the Code. Provided, the foregoing notwithstanding, after the Participant has been afforded the opportunity to exercise his then remaining Options as provided in this Section 1.21, and to the extent such Options are not timely exercised as provided in this Section 1.21, then, the terms and provisions of this Plan and any Stock Option Agreement will thereafter continue in effect, and the Participant will be entitled to exercise any such remaining and unexercised Options in accordance with the terms and provisions of this Plan and such Stock Option Agreement as such Options thereafter become exercisable. Provided further, that for the purposes of this
Section 1.21, if any merger, consolidation or combination occurs in which the Company is not the surviving corporation and is the result of a mere change in the identity, form, or place of organization of the Company accomplished in accordance with Section 368(a)(1)(F) of the Code, then, such event shall not cause an acceleration of the exercisability of any such Options granted hereunder.

1.22 ASSUMPTION OF OUTSTANDING OPTIONS AND SARS. To the extent permitted by the then applicable provisions of the Code, any successor to the Company succeeding to, or assigned the business of, the Company as the result of or in connection with a corporate merger, consolidation, combination, reorganization or liquidation transaction shall assume Options and SARs outstanding under the Plan or issue new Options and/or SARs in place of outstanding Options and/or SARs under the Plan.

                                   ARTICLE II

                       TERMS OF STOCK OPTIONS AND EXERCISE

2.1      GENERAL TERMS.

         (A) GRANT AND TERMS FOR STOCK OPTIONS. Stock Options shall be granted by the Committee on the following terms and conditions: No Stock Option shall be exercisable within three months from the date of grant (except as specifically provided in Subsection 2.l(c) hereof, with regard to the death or Disability of a Participant), nor more than five years after the date of grant. Subject to such limitation, the Committee shall have the discretion to fix the period (the "Option Period") during which any Stock Option may be exercised. Stock Options granted shall not be transferable except by will or by the laws of descent and distribution, Stock Options shall be exercisable only by the Participant while actively employed as an employee or a consultant by the Company or a subsidiary, except that (i) any such Stock Option granted and which is otherwise exercisable, may be exercised by the personal representative of a deceased Participant within 12 months after the death of such Participant (but not beyond the Option Period of such Stock Option), (ii) if a Participant terminates his employment as an employee or a consultant with the Company or a subsidiary on account of Retirement, such Participant may exercise any Stock Option which is otherwise exercisable at any time within three months of such date of termination and (iii) if a Participant terminates his employment as an employee or a consultant with the Company or a subsidiary on account of incurring a Disability, such Participant may exercise any Stock Option which is otherwise exercisable at any time within 12 months of such date of termination. If a Participant should die during the applicable three-month or 12-month period following the date of such Participant's Retirement or termination on account of Disability, the rights of the personal representative of such deceased Participant as such relate to any Stock Options granted to such deceased Participant shall be governed in accordance with Subsection 2.1(a)(i) of this
Article II.

         (B) OPTION PRICE. The option price ("Option Price") for shares of Stock subject to a Stock Option shall be determined by the Committee, but in no event shall the Option Price of an ISO be less than 100% of the "fair market value" of the Stock on the date of grant and in no event shall the Option Price of Stock Options be less than 85% of the "fair market value" of the Stock on the date of grant.

         (C) ACCELERATION OF OTHERWISE UNEXERCISABLE STOCK OPTION ON RETIREMENT, DEATH, DISABILITY OR OTHER SPECIAL CIRCUMSTANCES. The Committee, in its sole discretion, may permit (i) a Participant who terminates employment as an employee or a consultant due to Retirement, (ii) a Participant who terminates employment as an employee or a consultant due to a Disability, (iii) the personal representative of a deceased Participant, or (iv) any other Participant who terminates employment as an employee or a consultant upon the occurrence of special circumstances (as determined by the Committee) to exercise and purchase (within three months of such date of termination of employment or consulting arrangement, or 12 months in the case of a deceased or disabled Participant; all or any part of the shares subject to Stock Option on the date of the Participant's Retirement, Disability, death, or as the Committee otherwise so determines, notwithstanding that all installments, if any, with respect to such Stock Option, had not accrued on such date. Provided, such discretionary authority of the Committee shall not be exercised with respect to any Stock Option (or portion thereof) if the applicable six-month waiting period for exercise had not expired except in the event of the death or disability of the Participant when the personal representative of the deceased Participant or the disabled Participant may, with the consent of the Committee, exercise such Stock Option notwithstanding the fact that the applicable six-month waiting period had not yet expired.

         (D) NUMBER OF STOCK OPTIONS GRANTED. Participants may be granted more than one Stock Option. In making any such determination, the Committee shall obtain the advice and recommendation of the officers of the Company or a subsidiary which have supervisory authority over such Participants. The granting of a Stock Option under the Plan shall not affect any outstanding Stock Option previously granted to a Participant under the Plan.

         (E) NOTICE OF EXERCISE OF STOCK OPTION. Upon exercise of a stock option, a Participant shall give written notice to the Secretary of the Company, or other officer designated by the Committee, at the Company's main office in Spain. No Stock shall be issued to any Participant until the Company receives full payment for the Stock purchased, if applicable, and any required state and federal withholding taxes.

                                   ARTICLE III

                                      SARS

3.1      GENERAL TERMS.

         (A) GRANT AND TERMS OF SARS. The Committee, when comprised of three or more Directors all of whom are Disinterested Directors, may grant SARs to Participants in connection with Stock Options or ISO Options granted under the Plan. SARs shall not be exercisable (i) at such time that the Committee is comprised of less than three Disinterested Directors or is not comprised solely of Disinterested Directors, (ii) earlier than six months from the date of grant except as specifically provided in Subsection 3.l(b) hereof in the case of the death or Disability of a Participant, and (iii) shall terminate at such time as the Committee determines and shall be exercised only upon surrender of the related Stock Option or ISO Option and only to the extent that the related Stock Option or ISO Option (or the portion thereof as to which the SAR is exercisable) is exercised. SARs may be exercised only by the Participant while actively employed as an employee or a consultant by the Company or a subsidiary except that (i) any SARs previously granted to a Participant which are otherwise exercisable may be exercised, with the approval of the Committee, by the personal representative of a deceased Participant, even if such death should occur within six months of the date of grant (but not beyond the expiration date of such SAR), and (ii) if a Participant terminates his employment as an employee or a consultant with the Company or a subsidiary, as the case may be, on account of Retirement or incurring a Disability, such Participant may exercise any SARs which are otherwise exercisable, with the approval of the Committee, anytime within three months of the date of the termination by Retirement or within 12 months of termination by Disability. If a Participant should die during the applicable three-month period following the date of such Participant's Retirement or during the applicable 12 month period following the date of termination on account of Disability, the rights of the personal representative of such deceased Participant as such relate to any SARs granted to such deceased Participant shall be governed in accordance with (i) of the second sentence of this Subsection 3.l(a) of this Article III. The applicable SAR shall (i) terminate upon the termination of the underlying Stock Option or ISO Option, as the case may be, (ii) only be transferable at the same time and under the same conditions as the underlying Stock Option or ISO Option is transferable, (iii) only be exercised when the underlying Stock Option or ISO Option is exercised, and (iv) may be exercised only if there is a positive spread between the Option Price or ISO Price, as applicable and the "fair market value" of the Stock for which the SAR is exercised.

         (B) ACCELERATION OF OTHERWISE UNEXERCISABLE SARS ON RETIREMENT, DEATH, DISABILITY OR OTHER SPECIAL CIRCUMSTANCES. The Committee, in its sole discretion, may permit (i) a Participant who terminates employment as an employee or a consultant with the Company or a subsidiary due to Retirement,
(ii) a Participant who terminates employment as an employee or a consultant with the Company or a subsidiary due to a Disability, (iii) the personal representative of such deceased Participant, or (iv) any other Participant who terminates employment as an employee or a consultant with the Company or a subsidiary upon the occurrence of special circumstances (as determined by the Committee) to exercise (within three months of such date of termination of such employment or 12 months in the case of a disabled or deceased Participant) all or any part of any such SARs previously granted to such Participant as of the date of such Participant's Retirement, Disability, death, or as the Committee otherwise so determines, notwithstanding that all installments, if any with respect to such SARs, had not accrued on such date. Provided, such discretionary authority of the Committee may not be exercised with respect to any SAR (or portion thereof if the applicable six-month waiting period for exercise had not expired as of such date, except (i) in the event of the Disability of the Participant or (ii) the death of the Participant, when such disabled Participant or the personal representative of such deceased Participant may, with the consent of the Committee, exercise such SARs notwithstanding the fact that the applicable six-month waiting period had not yet expired.

         (C) FORM OF PAYMENT OF SARS. The Participant may request the method and combination of payment upon the exercise of a SAR; however, the Committee has the final authority to determine whether the value of the SAR shall be paid in cash or shares of Stock or both. Upon exercise of a SAR, the holder is entitled to receive the excess amount of the "fair market value" of the Stock (as of the date of exercise) for which the SAR is exercised over the Option Price or ISO Price, as applicable, under the related Stock Option or ISO Option, as the case may be. All applicable federal and state withholding taxes will be paid by the Participant to the Company upon the exercise of a SAR since the excess amount described above will be required to be included within taxable income in accordance with Sections 61 and 83 of the Code.

         (D) DISINTERESTED DIRECTORS. As used in this Article III, "Disinterested Directors" shall have the same meaning as the term "disinterested person" set forth in Rule 16b-3(d) under the Securities Exchange Act of 1934, as amended, and shall mean a Director who is not at the time he exercises discretion in administering the Plan eligible, and has not at any time within one year prior thereto been eligible for selection as a person to whom stock may be allocated or to whom stock options or stock appreciation rights may be granted pursuant to the Plan or any other plan of the Company or its affiliates entitling the participants therein to acquire stock, stock options or stock appreciation rights of the Company or any of its affiliates; provided, however, that in the event that the definition of "disinterested person" contained in Rule 16b-3 is amended, the term "Disinterested Person" as it is defined herein shall automatically be deemed amended so as to the have the same meaning as the amended term "disinterested person" under Rule 16b-3.

                                   ARTICLE IV

                             GRANTING OF ISO OPTIONS

4.1 GENERAL. With respect to ISO Options granted on or after the effective date of the Plan the following provisions in this Article IV shall apply to the exclusion of any inconsistent provision in any other Article in this Plan since the ISO Options to be granted under the Plan are intended to qualify as "incentive stock options" as defined in Section 422 of the Code.

4.2 GRANT AND TERMS OF ISO OPTIONS. ISO Options may be granted only to employees of the Company and any of its subsidiaries. No ISO Options shall be granted to any person who is not eligible to receive "incentive stock options" as provided in Section 422 of the Code. No ISO Options shall be granted to any management employee if, immediately before the grant of an ISO Option, such employee owns more than 10% of the total combined voting power of all classes of stock of the Company or its subsidiaries (as determined in accordance with the stock attribution rules contained in Section 425(d) of the Code). Provided, the preceding sentence shall not apply if, at the time the ISO Option is granted, the ISO Price is at least 110% of the "fair market value" of the Stock subject to the ISO Option, and such ISO Option by its terms is not exercisable after the expiration of five years from the date such ISO Option is granted.

         (A) ISO OPTION PRICE. The option price for shares of Stock subject to an ISO Option ("ISO Price") shall be determined by the Committee, but in no event shall such ISO Price be less than the fair market value of the Stock on the date of grant.

         (B) ANNUAL ISO OPTION LIMITATION. The aggregate "fair market value" (determined as of the time the ISO Option is granted) of the Stock with respect to which ISO Options are exercisable for the first time by any Participant during in any calendar year (under all "incentive stock option" plans qualified under Section 422 of the Code sponsored by the Company and its subsidiary corporations) shall not exceed $100,000.

         (C) TERMS OF ISO OPTIONS. ISO Options shall be granted on the following terms and conditions: No ISO Option shall be exercisable within six months from the date of grant (except as specifically provided in Subsection 4.2(d) hereof with regard to the Disability or death of a Participant), nor more than 10 years after the date of grant. The Committee shall have the discretion to fix the period (the "ISO Period") during which any ISO Option may be exercised. ISO Options granted shall not be transferable except by will or by the laws of descent and distribution. ISO Options shall be exercisable only by the Participant while actively employed by the Company or a subsidiary, except that
(i) any such ISO Option granted and which is otherwise exercisable, may be exercised by the personal representative of a deceased Participant within 12 months after the death of such Participant (but not beyond the expiration date of such ISO Option), (ii) if a Participant terminates his employment as an employee with the Company or a subsidiary on account of Retirement, such Participant may exercise any ISO Option which is otherwise exercisable at any time within three months of such date of termination and (iii) if a Participant terminates his employment with the Company or a subsidiary on account of incurring a Disability, such Participant may exercise any ISO Option which is otherwise exercisable at any time within 12 months of such date of termination. If a Participant should die during the applicable three-month or 12 month period following the date of such Participant's Retirement or Disability, then in such event, the rights of the personal representative of such deceased Participant as such relate to any ISO Options granted to such deceased Participant shall be governed in accordance with Subsection 4.1(c) of this Article IV.

         (D) ACCELERATION OF OTHERWISE UNEXERCISABLE ISO OPTION ON RETIREMENT, DEATH, DISABILITY OR OTHER SPECIAL CIRCUMSTANCES. The Committee, in its sole discretion, may permit (i) a Participant who terminates employment as an employee with the Company or a subsidiary due to Retirement, (ii) a Participant who terminates employment as an employee with the Company or a subsidiary due to a Disability, (iii) the personal representative of a deceased Participant, or
(iv) any other Participant who terminates employment as an employee with the Company or a subsidiary upon the occurrence of special circumstances (as determined by the Committee) to exercise and purchase (within three months of such date of termination of employment as an employee or 12 months in the case of a disabled or deceased Participant) all or any part of the shares of Stock subject to ISO Option on the date of the Participant's Retirement, Disability, death, or as the Committee otherwise so determines, notwithstanding that all installments, if any, had not accrued on such date. Provided, such discretionary authority of the Committee may not be exercised with respect to any ISO Option (or portion thereof if the applicable six-month waiting period for exercise had not expired as of such date except in the event of the Disability of the Participant or death of the Participant, when the disabled Participant or the personal representative of such deceased Participant, may, with the consent of the Committee, exercise such ISO Option notwithstanding the fact that the applicable six-month waiting period had not yet expired.

         (E) NUMBER OF ISO OPTIONS GRANTED. Subject to the applicable limitations contained in the Plan with respect to ISO Options, Participants may be granted more than one ISO Option. In making any such determination, the Committee shall obtain the advice and recommendation of the officers of the Company or a subsidiary which have supervisory authority over such Participants. The granting of an ISO Option under the Plan shall not affect any outstanding ISO Option previously granted to a Participant under the Plan.

         (F) NOTICE TO EXERCISE ISO OPTION. Upon exercise of an ISO Option, a Participant shall give written notice to the Secretary of the Company, or other officer designated by the Committee, at the Company's principal executive offices.

                                    ARTICLE V

                            OPTIONS NOT QUALIFYING AS
                             INCENTIVE STOCK OPTIONS

5.1 NON-QUALIFYING OPTIONS. With respect to all or any portion of any option granted under the Plan not qualifying as an "incentive stock option" under
Section 422 of the Code, such option shall be considered as a Stock Option granted under this Plan for all purposes.

                                  OraLabs, Inc.

                                  By:______________________________________
                                           _____________________, President

                                  Date Plan adopted and
                                  approved by the Board of
                                  Directors: February ___,
                                  2005.

                                  Date Plan adopted and
approved by the Stockholders:
                                  February ____, 2005.

                                   Schedule 4
                   (Letters of Representation per Section 5.4)

                                    EXHIBIT 1
                       (form of indemnification agreement)

                            INDEMNIFICATION AGREEMENT

         This Agreement is made and entered into this ___ day of February, 2005, by and between NVC Lighting Investment Holdings Limited ("NVC") and OraLabs, Inc. (the "Company"), a wholly-owned subsidiary of OraLabs Holding Corp. ("OraLabs").

         WHEREAS, NVC and OraLabs have entered into a Stock Exchange Agreement dated February ____, 2005, in which all of the issued and outstanding stock of NVC was acquired by OraLabs in exchange for 90% to 94% of the total issued and outstanding shares of Common Stock of OraLabs on a fully diluted basis (the "Exchange Agreement").

         WHEREAS, Section 5.9(c) and Section 5.12 of the Exchange Agreement provide for the indemnification of OraLabs by the Company after the closing of the Exchange Agreement.

         NOW, THEREFORE, in consideration of the foregoing, it is hereby agreed as follows:

         1. The Company hereby agrees to indemnify OraLabs from any liabilities of any kind or nature, direct or indirect, known or unknown, contingent or otherwise, that exist immediately prior to the closing of the Exchange Agreement or that may be asserted after the closing date of the Exchange Agreement regarding any claim or liability arising from the operations of OraLabs or its subsidiaries or any other matter arising prior to the closing date of the Exchange Agreement, including attorneys' fees and costs in defending any such actions.

         2. The Company further agrees to indemnify OraLabs consistent with the terms of Section 5.12 of the Exchange Agreement regarding payments to the holders of dissenters' shares, such terms being hereby incorporated herein by reference.

         3. Any notices or other communications required or permitted hereunder shall be sufficiently given if personally delivered to it or sent by registered mail or certified mail, postage prepaid, or by prepaid telegram addressed as follows:

If to the Company:                  OraLabs, Inc.
                                    c/o Mr. Gary H. Schlatter, President
                                    18685 East Plaza Drive
                                    Parker, Colorado 80134
                                    Telephone: 303.783.9499
                                    Facsimile: 303.499.6666

With copies to:            Charles H. Jacobs
                                    Lohf Shaiman Jacobs Hyman & Feiger PC
                                    900 Cherry Tower
                                    950 S Cherry Street
                                    Denver, CO  80246-2666
                                    Telephone: 303.753.9000
                                    Facsimile: 303.753.9997
                                    e-mail: cjacobs@lohfshaiman.com

If to OraLabs or NVC:      NVC Lighting Investment Holdings Limited
                                    c/o Mr. Chang-Jiang Wu and
                                    Ms. Tracy Yun Hung
                                    Suite A-C, 20/F Neich Tower
                                    128 Gloucester Road, Wan Chai
                                    Hong Kong, The People's Republic of China
                                    Telephone: 011.852.2517.6226
                                    Facsimile: 011.852.2548.7788
                                    Email: yunhung@hkaudit.com

With copies to:            Stephen A. Zrenda, Jr., Esq.
                                    Stephen A. Zrenda, Jr., P.C.
                                    100 N. Broadway Avenue, Suite 2440
                                    Oklahoma City, OK 73102-8608
                                    Telephone: 405.235.2111
                                    Facsimile: 915.975.8003
                                    Email: ZRENDAESQ@AOL.COM
                                           -----------------

and                                 Belmont Capital Group Limited
                                    Tracy Yun Hung
                                    Suite A-C, 20th Floor Neich Tower
                                    128 Gloucester Road, Wanchai
                                    Hong Kong, The Peoples Republic of China
                                    Telephone: 011.852.2517.6226
                                    Facsimile: 011.852.2548.7788

or such other addresses as shall be furnished in writing by any party in the manner for giving notices hereunder. Each notice or other communication shall only be effective and deemed to have been received (i) if given by facsimile, one business day after such facsimile is transmitted to the facsimile number specified above, and confirmation of delivery by the sender's machine is given,
(ii) if given by hand delivery, the date of delivery as evidenced by a written receipt, or (iii) if given by a courier service, the third business day following the business day of deposit with such service, with shipping charges for the most expedited delivery prepaid or prearranged. As used herein, a "business day" means Mondays through Fridays, excluding days (at the location where the notice is to be delivered) that are national bank holidays.

         4. The parties agree that facsimile copies of this Agreement and any signature thereon shall be as legally binding and enforceable as the original or copy original of this Agreement or any signatures thereof.

         5. The parties agree that this Agreement shall be construed in accordance with the laws of the State of Colorado and that exclusive jurisdiction and venue for any controversy, claim or suit arising out of or connected with this Agreement shall be in the courts located in Denver, Colorado.


         IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

NVC:                                 NVC Lighting Investment Holdings Limited


                                     By:_______________________________
                                              President

The Company:                         OraLabs, Inc.


                                     By:_______________________________
                                              President

                               FIRST AMENDMENT TO
                            STOCK EXCHANGE AGREEMENT
                          DATED AS OF FEBRUARY 23, 2005

         This First Amendment ("Amendment") is dated for referenced purposes only June 20, 2005, and is by and between ORALABS HOLDING CORP., a Colorado corporation ("OraLabs"), NVC LIGHTING INVESTMENT HOLDINGS LIMITED ("NVC"), and Messrs. Chang-Jiang Wu, Yong-Hong Hu and Gang Du (the "Shareholders").

         WHEREAS, the parties entered into a Stock Exchange Agreement dated as of February 23, 2005, as amended by a Letter Agreement dated March 21, 2005 (collectively, the "Original Agreement"); and

         WHEREAS, the parties wish to amend the Original Agreement as set forth herein.

         NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which is acknowledged, the parties agree as follows:

         1. Except as modified by this Amendment, all provisions of the Original Agreement remain in effect. Capitalized terms used in this Amendment that are not otherwise defined herein, have the same meanings as set forth in the Original Agreement. In the event of a conflict between any provision of this Amendment and any provision of the Original Agreement, the provision of this Amendment will prevail.

         2. NVC has delivered to OraLabs its Consolidated Financial Statements as of December 31, 2004 ("Financial Statements"), including the Report of Independent Registered Public Accounting Firm. The Consolidated Statement of Operations included in the Financial Statements shows Net Income for the year ended December 31, 2004, in the amount of $7,105,027.00.

         3. The parties acknowledge that under Section 1.1 of the Original Agreement, the percentage of shares of OraLabs to be issued to the Shareholders at Closing is 94 percent to the extent that there is more than $7,000,000 of net after tax profits on a consolidated basis for the fiscal year ended December 31, 2004. Accordingly, the parties agree that, unless there is subsequently any restatement of or other revision or adjustment to the Financial Statements that reduces to below $7,000,000.00 the amount of consolidated net after tax profits for the fiscal year ended December 31, 2004, then the number of shares to be issued to the Shareholders will equal 94 percent of the fully diluted, total issued and outstanding shares of common stock of OraLabs upon completion of the Closing. The fully diluted, total issued and outstanding shares of common stock of OraLabs will include the shares currently outstanding plus shares to be issued at or before Closing as provided in the Original Agreement or otherwise.

         4. As a result of delays in delivery of the audited NVC Financial Statements and OraLabs has yet not delivered a fairness opinion from an appropriate source that the terms of this Agreement and the transactions contemplated hereby are fair to the shareholders of OraLabs from a financial standpoint, the parties wish to confirm certain time periods in the Original Agreement to reflect existing circumstances. Accordingly, the following provisions of the Original Agreement are modified:

         o The first sentence of Section 8.1(d) will read as follows: "This Agreement may be terminated by either party if the transaction shall not have been consummated or cleared by the SEC on or before September 30, 2005, which date may be extended for a period not to exceed 45 days if the Proxy Statement or Information Statement shall has been cleared by the SEC on or before September 30, 2005, and which date may only be extended by mutual agreement of the parties in writing."

         o The final sentence of Section 1.3 will read as follows:
"Notwithstanding the foregoing, if this Agreement does not close by September 30, 2005, either party may terminate this Agreement unless that date is extended under Section 8.1(d)."

         o The NVC financial statements for the first quarter of 2005, which were required to be delivered by April 30, 2005 in accordance with the provisions of Section 2.3(c), must be delivered by June 30, 2005.

         o Under the Letter Agreement, OraLabs was given ten business days after receipt of all requested due diligence information within which to advise NVC of its satisfaction or dissatisfaction with the results of its due diligence investigation, and the right to terminate the Agreement if it is not satisfied with such results. Additional due diligence information was delivered to OraLabs on May 5, 2005, after the April 11, 2005 deadline in the Letter Agreement. OraLabs has advised NVC that it will be presenting follow-up questions with respect to the supplied due diligence materials. Accordingly, the parties agree that OraLabs will continue to have ten business days after it receives the responses to its follow-up due diligence requests within which to advise NVC of its satisfaction or dissatisfaction with the results of the due diligence information, and the right to terminate the Agreement if it is dissatisfied.

         5. This Amendment may be executed in multiple counterparts, each of which shall be deemed an original and all of which taken together shall be but a single instrument. Facsimile and electronic signatures shall be accepted as originals.

         IN WITNESS WHEREOF, the parties have executed this Amendment as of the date first written above.


ORALABS HOLDING CORP.                          NVC LIGHTING INVESTMENT HOLDINGS,
                                               LIMITED

By: /s/ Michael L. Friess                      By: /s/ Chang-Jiang Wu
    ---------------------                          -----------------------
    Michael L. Friess, Authorized Director         Chang-Jiang Wu, President

                                                   /s/ Chang-Jiang Wu
                                                   ----------------------
                                                   Chang-Jiang Wu, Shareholder

                                                   /s/ Yong-Hong Hu
                                                   -----------------------
                                                   Yong-Hong Hu, Shareholder

                                                   /s/ Chung Du
                                                   -----------------------
                                                   Chung Du, Shareholder


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